2019 Annual Audited Financial Statements


CROP
Corn
ACRES
80
FARM
1
FIELD
1
TARGET YIELD GOAL
240 BU/ACRE
CALCULATED YIELD GOAL
240 BU/ACRE
PRODUCT Add
PURPOSE
RATE/ACRE
SERVICE
TIMING
DG 052VC91
Seed
0.43 ut
Delivery
March 15
POTASH
Nutritional
100 lb
Nutrien applied
Pre Emerge
28-0-0
Nutritional
5 gal
Grower
2x2
MAKAZE YIELD PRO
Herbicide
32 fluid oz
Nutrien applied
Post Emerge

Nutrien™

Financial Statements

P Includes Accounting Policies
E Includes Accounting Estimates and Judgments



Management's Responsibility

Management's Responsibility for Financial Reporting

Management's Report on Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the "Company"). They have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the audit committee. The audit committee of the Board of Directors is composed entirely of independent directors. The audit committee discusses and analyzes Nutrien's interim condensed consolidated financial statements and Management's Discussion and Analysis ("MD&A") with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The audit committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The audit committee duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their report for 2019 included on Page 74. KPMG LLP have full and independent access to the audit committee to discuss their audit and related matters.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2019, the Company did maintain effective internal control over financial reporting.

We completed the Ruralco acquisition on September 30, 2019 as more fully described in Note 4 of the Notes to the Consolidated Financial Statements. This business was excluded from management's evaluation of the effectiveness of the Company's internal controls over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. The associated total assets represent approximately 2 percent of consolidated total assets and total revenues represent approximately 1 percent of consolidated revenues included in Nutrien's 2019 consolidated financial statements.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2019 has been audited by KPMG LLP, as reflected in their report for 2019 included on page 73.



Chuck Magro
President and Chief Executive Officer
February 19, 2020



Pedro Farah
Chief Financial Officer
February 19, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 19, 2020 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired Ruralco Holdings Limited ("Ruralco") during 2019, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2019, Ruralco's internal control over financial reporting associated with 2 percent of total assets and 1 percent of total revenues included in the consolidated financial statements of the Company as of and for the year ended December 31, 2019. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Ruralco.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Responsibility report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP

Chartered Professional Accountants

Calgary, Canada
February 19, 2020

In millions of US dollars except as otherwise noted

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the "Company") as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 19, 2020 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 31 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of International Financial Reporting Standard 16, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of the carrying amount of goodwill for the Retail North America cash-generating unit

As discussed in Note 16 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2019 was $11,986 million, of which $6,826 million of goodwill has been allocated to the Retail North America cash-generating unit. The Retail North America cash-generating unit is tested for impairment annually, and whenever events or changes in circumstances indicate that the carrying amount of the cash-generating unit, including goodwill, exceeds its estimated recoverable amount. The

In millions of US dollars except as otherwise noted

assessment of the carrying amount of the Retail North America cash-generating unit involves a number of estimates including forecasted earnings before tax, interest, depreciation and amortization ("EBITDA"), terminal growth rate and the discount rate assumptions used to calculate the recoverable amount of the Retail North America cash-generating unit.

We identified the assessment of the carrying amount of goodwill for the Retail North America cash-generating unit as a critical audit matter. Complex auditor judgment was required to evaluate the Company's forecasted EBITDA, terminal growth rate and discount rate, which were used to calculate the recoverable amount of the Retail North America cash-generating unit. Minor changes to these assumptions have a significant effect on the Company's assessment of the carrying amount of the goodwill.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the Company's goodwill impairment assessment process, including controls related to the determination of the recoverable amount of the Retail North America cash-generating unit, and the forecasted EBITDA, terminal growth rate and discount rate. We performed sensitivity analyses over the terminal growth rate and discount rate to assess their impact on the Company's determination that the recoverable amount of the Retail North America cash-generating unit exceeded its carrying amount. We evaluated the Company's forecasted EBITDA for the Retail North America

cash-generating unit by comparing to historical results and forecasted planted acreage in the United States. We compared the terminal growth rate to historical growth of the Retail North America cash-generating unit and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We compared the Company's historical forecasts of EBITDA to actual results to assess the Company's ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

- Evaluating the Company's method for estimating its discount rate, and testing assumptions used to estimate the discount rate to publicly available market data for comparable companies; and

- Evaluating the Company's method for estimating the recoverable amount of the Retail North America cash-generating unit and comparing the results of the Company's estimate to publicly available market data and valuation metrics for comparable companies.

KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2018.

Calgary, Canada
February 19, 2020

2019
At a Glance

Diluted Net Earnings per Share
($ per share)



Gross Margin by Operating Segment
(%)



59 Retail

28 Potash

13 Nitrogen

0 Phosphate

Total Assets
As at December 31
(%)



43 Property, plant and equipment

26 Goodwill

23 Current assets

8 All other non-current assets

Total Liabilities and Shareholders' Equity
As at December 31
(%)



49 Shareholders' equity

20 Current liabilities

18 Long-term debt

7 Deferred income tax liabilities

4 All other non-current liabilities

2 Lease liabilities

Working Capital Ratio
As at December 31
(ratio)



Cash Provided by Operating Activities
($ millions)



Find out more at nutrien.com

Consolidated Financial Statements

Consolidated Statements of Earnings

For the years ended December 31	Note	2019	2018
			Note 2
Sales	3	20,023	19,636
Freight, transportation and distribution	5	768	864
Cost of goods sold	5	13,814	13,380
Gross Margin		5,441	5,392
Selling expenses	5	2,505	2,337
General and administrative expenses	5	404	423
Provincial mining and other taxes	5	292	250
Share-based compensation	6	104	116
Impairment of assets	15, 16	120	1,809
Other expenses	7	154	43
Earnings Before Finance Costs and Income Taxes		1,862	414
Finance costs	8	554	538
Earnings (Loss) Before Income Taxes		1,308	(124)
Income tax expense (recovery)	9	316	(93)
Net Earnings (Loss) from Continuing Operations		992	(31)
Net earnings from discontinued operations	10	–	3,604
Net Earnings		992	3,573
Net Earnings (Loss) per share from Continuing Operations	11		
Basic		1.70	(0.05)
Diluted		1.70	(0.05)
Net Earnings per share from Discontinued Operations	11		
Basic		–	5.77
Diluted		–	5.77
Net Earnings per share ("EPS")	11		
Basic		1.70	5.72
Diluted		1.70	5.72
Weighted average shares outstanding for basic EPS	11	582,269,000	624,900,000
Weighted average shares outstanding for diluted EPS	11	583,102,000	624,900,000

Consolidated Statements of Comprehensive Income

For the years ended December 31 (net of related income taxes)	2019	2018
Net Earnings	992	3,573
Other comprehensive income (loss)		
Items that will not be reclassified to net earnings:		
Net actuarial gain on defined benefit plans	7	54
Net fair value loss on investments	(25)	(99)
Items that have been or may be subsequently reclassified to net earnings:		
Gain (loss) on currency translation of foreign operations	47	(249)
Other	7	(8)
Other Comprehensive Income (Loss)	36	(302)
Comprehensive Income	1,028	3,271

(See Notes to the Consolidated Financial Statements)

In millions of US dollars except as otherwise noted

Consolidated Statements of Cash Flows

For the years ended December 31	Note	2019	2018
			Note 2
Operating Activities			
Net earnings		992	3,573
Adjustments for:			
Depreciation and amortization		1,799	1,592
Share-based compensation	6	104	116
Impairment of assets	15, 16	120	1,809
Provision for (recovery of) deferred income tax		177	(290)
Gain on sale of investments in Sociedad Quimica y Minera de Chile S.A. ("SQM") and Arab Potash Company ("APC")		–	(4,399)
Income tax related to the sale of the investment in SQM		–	977
Other long-term liabilities and miscellaneous		(17)	(188)
Cash from operations before working capital changes		3,175	3,190
Changes in non-cash operating working capital:			
Receivables		(64)	(153)
Inventories		190	(887)
Prepaid expenses and other current assets		(238)	561
Payables and accrued charges		602	(659)
Cash Provided by Operating Activities		3,665	2,052
Investing Activities			
Additions to property, plant and equipment	15	(1,728)	(1,405)
Additions to intangible assets	16	(163)	(102)
Business acquisitions, net of cash acquired	4	(911)	(433)
Proceeds from disposal of discontinued operations, net of tax	10	55	5,394
Purchase of investments		(198)	(135)
Cash acquired in Merger	4	–	466
Other		147	102
Cash (Used in) Provided by Investing Activities		(2,798)	3,887
Financing Activities			
Transaction costs on long-term debt		(29)	(21)
Proceeds from (repayment of) short-term debt, net	19	216	(927)
Proceeds from long-term debt	20	1,510	–
Repayment of long-term debt	20	(1,010)	(12)
Repayment of principal portion of lease liabilities	20	(234)	–
Dividends paid	25	(1,022)	(952)
Repurchase of common shares	25	(1,930)	(1,800)
Issuance of common shares	25	20	7
Cash Used in Financing Activities		(2,479)	(3,705)
Effect of Exchange Rate Changes on Cash and Cash Equivalents		(31)	(36)
(Decrease) Increase in Cash and Cash Equivalents		(1,643)	2,198
Cash and Cash Equivalents – Beginning of Year		2,314	116
Cash and Cash Equivalents – End of Year		671	2,314
Cash and cash equivalents [1] comprised of:			
Cash		532	1,506
Short-term investments		139	808
		671	2,314
Supplemental Cash Flows Information			
Interest paid		505	507
Income taxes paid		29	1,155
Total cash outflow for leases		345	–

[1] Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

(See Notes to the Consolidated Financial Statements)

In millions of US dollars except as otherwise noted

Consolidated Statements of Changes in Shareholders' Equity

| | Share Capital | Contributed Surplus | Accumulated Other Comprehensive (Loss) Income ("AOCI") | | | | | Retained Earnings | Total Equity [2] |
			Net Fair Value Gain (Loss) on Investments	Net Actuarial Gain on Defined Benefit Plans [1]	Loss on Currency Translation of Foreign Operations	Other	Total AOCI		
Balance – December 31, 2017	1,806	230	73	–	(2)	(46)	25	6,242	8,303
Merger impact (Note 4)	15,898	7	–	–	–	–	–	(1)	15,904
Net earnings	–	–	–	–	–	–	–	3,573	3,573
Other comprehensive (loss) income	–	–	(99)	54	(249)	(8)	(302)	–	(302)
Shares repurchased (Note 25)	(998)	(23)	–	–	–	–	–	(831)	(1,852)
Dividends declared	–	–	–	–	–	–	–	(1,273)	(1,273)
Effect of share-based compensation including issuance of common shares	34	17	–	–	–	–	–	–	51
Transfer of net actuarial gain on defined benefit plans	–	–	–	(54)	–	–	(54)	54	–
Transfer of net loss on sale of investment	–	–	19	–	–	–	19	(19)	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	21	21	–	21
Balance – December 31, 2018	16,740	231	(7)	–	(251)	(33)	(291)	7,745	24,425
Net earnings	–	–	–	–	–	–	–	992	992
Other comprehensive (loss) income	–	–	(25)	7	47	7	36	–	36
Shares repurchased (Note 25)	(992)	–	–	–	–	–	–	(886)	(1,878)
Dividends declared	–	–	–	–	–	–	–	(754)	(754)
Effect of share-based compensation including issuance of common shares	23	17	–	–	–	–	–	–	40
Transfer of net actuarial gain on defined benefit plans	–	–	–	(7)	–	–	(7)	7	–
Transfer of net loss on sale of investment	–	–	3	–	–	–	3	(3)	–
Transfer of net loss on cash flow hedges	–	–	–	–	–	8	8	–	8
Balance – December 31, 2019	15,771	248	(29)	–	(204)	(18)	(251)	7,101	22,869

[1] Any amounts incurred during a period were closed out to retained earnings at each period-end. Therefore, no balance exists at the beginning or end of period.

[2] All equity transactions were attributable to common shareholders.

(See Notes to the Consolidated Financial Statements)

Consolidated Balance Sheets

As at December 31	Note	2019	2018
Assets			
Current assets			
Cash and cash equivalents		671	2,314
Receivables	13	3,542	3,342
Inventories	14	4,975	4,917
Prepaid expenses and other current assets		1,477	1,089
		10,665	11,662
Non-current assets			
Property, plant and equipment	15	20,335	18,796
Goodwill	16	11,986	11,431
Other intangible assets	16	2,428	2,210
Investments	17	821	878
Other assets	18	564	525
Total Assets		46,799	45,502
Liabilities			
Current liabilities			
Short-term debt	19	976	629
Current portion of long-term debt	20	502	995
Current portion of lease liabilities	21	214	8
Payables and accrued charges	22	7,437	6,703
		9,129	8,335
Non-current liabilities			
Long-term debt	20	8,553	7,579
Lease liabilities	21	859	12
Deferred income tax liabilities	9	3,145	2,907
Pension and other post-retirement benefit liabilities	23	433	395
Asset retirement obligations and accrued environmental costs	24	1,650	1,673
Other non-current liabilities		161	176
Total Liabilities		23,930	21,077
Shareholders' Equity			
Share capital	25	15,771	16,740
Contributed surplus		248	231
Accumulated other comprehensive loss		(251)	(291)
Retained earnings		7,101	7,745
Total Shareholders' Equity		22,869	24,425
Total Liabilities and Shareholders' Equity		46,799	45,502

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,



Director   Director

In millions of US dollars except as otherwise noted

Note 1 Description of Business

Nutrien Ltd. (collectively with its subsidiaries, "Nutrien", "we", "us", "our" or "the Company") is the world's largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 500, 122 – 1st Avenue South, Saskatoon, Saskatchewan, Canada. As at December 31, 2019, the Company had assets as follows:

Retail

- various retail facilities across the US, Canada, Australia and South America
- private label and proprietary crop protection products and nutritionals
- an innovative integrated digital platform for growers and crop consultants

Potash

- six operations in the province of Saskatchewan

Nitrogen

- eight production facilities in North America: four in Alberta and one each in Georgia, Louisiana, Ohio and Texas
- one large-scale operation in Trinidad
- seven upgrade facilities in North America: three in Alberta and one each in Alabama, Georgia, Missouri, and Washington
- 50 percent investment in Profertil S.A. ("Profertil"), a nitrogen producer based in Argentina
- 26 percent investment in Misr Fertilizers Production Company S.A.E. ("MOPCO"), a nitrogen producer based in Egypt

Phosphate

- two mines and processing plants: one in Florida and one in North Carolina
- phosphate feed plants in Illinois, Missouri and Nebraska
- an industrial phosphoric acid plant in Ohio

Corporate and Others

- investment in Canpotex Limited ("Canpotex"), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer
- 22 percent investment in Sinofert Holdings Limited ("Sinofert"), a fertilizer supplier and distributor in China

Note 2 Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of IFRS 16, "Leases" ("IFRS 16"), which was adopted effective January 1, 2019, the impacts of which are disclosed in Note 31.

Certain immaterial 2018 figures have been reclassified or grouped together in the consolidated statements of earnings, consolidated statements of cash flows, segment information and nature of expenses.

These consolidated financial statements were authorized for issue by the Board of Directors on February 19, 2020.

Where an accounting policy is applicable to a specific note to the consolidated financial statements, the policy is described within that note, with the related financial disclosures by major caption as noted in the table of contents. Certain of our accounting policies that relate to the consolidated financial statements as a whole, as well as estimates and judgments we have made and how they affect the amounts reported in the consolidated financial statements, are disclosed in Note 31. Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could increase or reduce certain sensitivities. These consolidated financial statements were prepared under the historical cost basis, except for items that IFRS requires to be measured at fair value.

In millions of US dollars except as otherwise noted

Note 3 Segment Information

The Company has four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of farm centers in North and South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Accounting Policies, Estimates and Judgments

Operating Segments

We identified the Executive Leadership Team ("ELT"), comprised of officers at the Executive Vice President level and above, as the Chief Operating Decision Maker ("CODM"). The CODM uses net earnings (loss) before finance costs, income taxes, and depreciation and amortization ("EBITDA") to measure performance and allocate resources to the operating segments. The CODM considers EBITDA a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations.

In 2019, the CODM reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment, as previously reported in our 2018 annual consolidated financial statements. Comparative amounts for the Nitrogen and Phosphate segments were restated. For the year ended December 31, 2018, Nitrogen reflected increases of $121, $40, and $53 in sales, gross margin and EBITDA, respectively, and $377 in assets, with corresponding decreases in Phosphate. In addition, the "Others" segment was renamed to "Corporate and Others".

Judgment is used in determining the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM.

Certain expenses are allocated across segments based on reasonable considerations such as production capacities or historical trends.

Revenue

We recognize revenue when we transfer control over a good or service to a customer.

Transfer of Control for	Retail	Potash, Nitrogen and Phosphate
Sale of Goods	At the point in time when the product is • purchased at our Retail farm center or • delivered and accepted by customers at their premises.	At the point in time when the product is • loaded for shipping or • delivered to the customer.
Services	Over time as the promised service is rendered.	Over time as the promised service is rendered.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The relating commissions are recognized as the sales occurred or as unconditional contracts are signed.

Retail

Retail revenue is generated primarily from sales of the following:

Crop nutrients	Dry and liquid macronutrient products including potash, nitrogen and phosphate, proprietary liquid micronutrient products and nutrient application services.
Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds, and other pests.
Seed	Various third-party supplier seed brands and proprietary seed product lines.
Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.
Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, water services, financial services and livestock marketing.

Provisions for returns, trade discounts and rebates are deducted from sales revenue.

Note 3 Segment Information Continued

Potash, Nitrogen and Phosphate

Our sales revenue is recorded and measured based on the "freight on board" mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Where customer contracts include volume rebates, we estimate revenue at the earlier of the most likely amount of consideration we expect to receive or when it is highly probable that a significant reversal will not occur. Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns.

Sales prices are based on North American and International benchmark market prices which are variable and subject to global supply and demand and other market factors.

	Potash	**Nitrogen**	**Phosphate**
Products	• North American – primarily granular • Offshore (international) – primarily granular and standard	• Ammonia, urea, urea ammonium nitrate, industrial grade ammonium nitrate and ammonium sulfate	• Solid fertilizer, liquid fertilizer, industrial products and feed products
Sales prices impacted by	• North American prices referenced at delivered prices (including transportation and distribution costs) • International prices referenced at the mine site (excluding transportation and distribution costs)	• Global energy costs and supply	• Global prices and supplies of ammonia and sulfur

Other

We do not provide general warranties. Intersegment sales are made under terms that approximate market value. Transportation costs are generally recovered from the customer through sales pricing.

We elected to use the practical expedient related to the adjustment of the promised consideration for the effects of a significant financing component as the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is less than 12 months.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall crop input application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

For product sales with volume rebates, revenue is recognized to the extent that it is highly probable that significant reversals will not occur using the most likely method and accumulated experience.

Returns and incentives are estimated based on historical and forecasted data, contractual terms and current conditions. Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

Note 3 Segment Information Continued

Supporting Information

Financial information on each of these segments is summarized in the following tables:

2019	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales – third party	13,183	2,702	2,608	1,397	133	–	20,023
– intersegment	38	207	612	203	–	(1,060)	–
Sales – total	13,221	2,909	3,220	1,600	133	(1,060)	20,023
Freight, transportation and distribution	–	305	372	232	–	(141)	768
Net sales	13,221	2,604	2,848	1,368	133	(919)	19,255
Cost of goods sold	9,981	1,103	2,148	1,373	133	(924)	13,814
Gross margin	3,240	1,501	700	(5)	–	5	5,441
Selling expenses	2,484	9	25	5	(18)	–	2,505
General and administrative expenses	112	6	15	7	264	–	404
Provincial mining and other taxes	–	287	2	1	2	–	292
Share-based compensation expense	–	–	–	–	104	–	104
Impairment of assets (Note 15 and 16)	–	–	–	–	120	–	120
Other expenses (income)	8	(4)	(46)	25	171	–	154
Earnings (loss) before finance costs and income taxes	636	1,203	704	(43)	(643)	5	1,862
Depreciation and amortization	595	390	535	237	42	–	1,799
EBITDA	1,231	1,593	1,239	194	(601)	5	3,661
Assets [1]	19,990	11,696	10,991	2,198	2,129	(205)	46,799

[1] Included in the Retail and Nitrogen segments are $126 and $482, respectively, relating to equity-accounted investees as described in Note 17.

2018	Retail	Potash	Nitrogen [1]	Phosphate [1]	Corporate and Others	Eliminations	Consolidated
Sales – third party	12,470	2,796	2,712	1,508	150	–	19,636
– intersegment	50	220	626	268	–	(1,164)	–
Sales – total	12,520	3,016	3,338	1,776	150	(1,164)	19,636
Freight, transportation and distribution	–	349	373	215	–	(73)	864
Net sales	12,520	2,667	2,965	1,561	150	(1,091)	18,772
Cost of goods sold	9,485	1,183	2,145	1,473	150	(1,056)	13,380
Gross margin	3,035	1,484	820	88	–	(35)	5,392
Selling expenses	2,303	14	32	10	(22)	–	2,337
General and administrative expenses	100	10	20	9	284	–	423
Provincial mining and other taxes	–	244	3	1	2	–	250
Share-based compensation expense	–	–	–	–	116	–	116
Impairment of assets (Note 15)	–	1,809	–	–	–	–	1,809
Other (income) expenses	(75)	14	(8)	6	106	–	43
Earnings (loss) before finance costs and income taxes	707	(607)	773	62	(486)	(35)	414
Depreciation and amortization	499	404	442	193	54	–	1,592
EBITDA	1,206	(203)	1,215	255	(432)	(35)	2,006
Assets [2]	17,964	11,710	10,386	2,406	3,678	(642)	45,502

[1] Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

[2] Included in the Retail and Nitrogen segments are $208 and $428, respectively, relating to equity-accounted investees as described in Note 17.

In millions of US dollars except as otherwise noted

Note 3 Segment Information Continued

Financial information by geographic area is summarized in the following tables:

Sales – Third Party	2019	2018
United States	12,522	11,891
Canada	2,504	2,790
Australia	1,955	1,681
Canpotex [1]	1,625	1,657
Trinidad	113	190
Argentina	388	387
Europe	210	312
Other	706	728
	20,023	19,636

1 As described in Note 1, Canpotex executed offshore marketing, sales and distribution functions for certain of our products. Canpotex's 2019 sales volumes were made to: Latin America 31 percent, China 22 percent, India 10 percent, Other Asian markets 27 percent, Other markets 10 percent (2018 – Latin America 33 percent, China 18 percent, India 10 percent, Other Asian markets 31 percent, Other markets 8 percent) (Note 29).

Non-Current Assets [1]	2019	2018
United States	15,685	14,501
Canada	17,503	17,100
Australia	1,172	607
Trinidad	691	570
Other	639	621
	35,690	33,399

1 Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.

We disaggregated revenue from contracts with customers by product line or geographic location for each reportable segment to show how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. Sales reported under our Corporate and Others segment primarily relates to our non-core Canadian business.

	2019	2018
Retail sales by product line		
Crop nutrients	4,989	4,577
Crop protection products	4,983	4,862
Seed	1,712	1,687
Merchandise	598	584
Services and other	939	810
	13,221	12,520

In millions of US dollars except as otherwise noted

Note 3 Segment Information Continued

	2019	2018
Potash sales by geography		
Manufactured product		
North America	1,283	1,356
Offshore [1]	1,625	1,657
Other potash and purchased products	1	3
	2,909	3,016
Nitrogen sales by product line [2]		
Manufactured product		
Ammonia	884	1,061
Urea	1,019	979
Solutions, nitrates and sulfates	812	825
Other nitrogen and purchased products	505	473
	3,220	3,338
Phosphate sales by product line [2]		
Manufactured product		
Fertilizer	944	1,141
Industrial and feed	475	469
Other phosphate and purchased products	181	166
	1,600	1,776

1 Relates to Canpotex.

2 Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

Note 4 Business Combinations

The Company's business combinations include the merger between Potash Corporation of Saskatchewan Inc. ("PotashCorp") and Agrium Inc. ("Agrium") (the "Merger"), the acquisition of Retail businesses, including Ruralco Holdings Limited ("Ruralco"), and various digital agriculture, proprietary products and agricultural services.

Accounting Policies, Estimates and Judgments

- Consideration is measured at the aggregate of the fair values of assets transferred, liabilities incurred or assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date.
- Identifiable assets acquired and liabilities assumed are generally measured at fair value.
- The excess of total consideration for each acquisition plus non-controlling interest in the acquiree, over the fair value of the identifiable net assets acquired, is recorded as goodwill.
- For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree's identifiable net assets.

86 Nutrien Annual Report 2019 In millions of US dollars except as otherwise noted

Note 4 Business Combinations Continued

Judgment is required to determine which entity is the acquirer in a merger of equals. In identifying PotashCorp as the acquirer in the Merger, we considered the voting rights of all equity instruments, the intended corporate governance structure of the combined company, the intended composition of senior management of the combined company and the size of each of the companies. In assessing the size of each of the companies, we evaluated various metrics. No single factor was the sole determinant in the overall conclusion that PotashCorp was the acquirer for accounting purposes in the Merger; rather, all factors were considered in arriving at the conclusion.

Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed, and estimation of their fair values. To determine fair values, we used quoted market prices or widely accepted valuation techniques as described below. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts.

Asset	Ruralco	Merger	Other Acquisitions	Valuation Technique and Judgments Applied
Property, plant and equipment	X	X	X	Market approach for land and certain types of personal property: sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets. Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the costs to acquire or construct comparable assets and adjusts for age and condition of the asset.
Other intangible assets	X	X	X	Income approach – multi-period excess earnings method: measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges ("CACs"). Allocation of CACs is a matter of judgment and based on the nature of the acquired businesses' operations and historical trends. We considered several factors in determining the fair value of customer relationships, such as customers' relationships with the acquired company and its employees, the segmentation of customers, historical customer attrition rates and revenue growth. Segmenting customers is a matter of judgment and includes factors such as the size of the customer and customer behavior patterns.
Long-term debt		X		Comparable debt instruments with similar maturities, adjusted where necessary to the acquired company's credit spread, based on information published by financial institutions.
Asset retirement obligations and accrued environmental costs		X		Decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability. We expect asset retirement obligations for phosphate sites to be paid over the next 68 years, while we expect asset retirement obligations for potash and nitrogen sites to be paid subsequently. We expect accrued environmental costs – discounted using a credit adjusted risk-free rate – to be paid over the next 30 years.

Note 4 Business Combinations Continued

Supporting Information

	Ruralco	Merger	Other Acquisitions
Acquisition date	September 30, 2019	January 1, 2018	Various
Purchase price, net of cash and cash equivalents acquired	$330 On the acquisition date, we acquired 100% of the Ruralco stock that was issued and outstanding. Also included in the total consideration, net of cash and cash equivalents acquired, is the impact of $18 relating to a foreign exchange hedge loss which we designated a cash flow hedge. Transaction costs are recorded in acquisition and integration related costs in other expenses.	$16,010 We determined the purchase price based on the number of Agrium shares outstanding and their trading price on December 29, 2017. On the acquisition date, shareholders of PotashCorp received 0.400 common shares of Nutrien for each PotashCorp share held, and shareholders of Agrium received 2.230 common shares of Nutrien for each Agrium share held. Merger and related costs are included in other expenses.	2019 – $581, net of $100 previously held equity-accounted interest in Agrichem. We acquired the remaining 20 percent interest in Agrichem in the first nine months of 2019, making Agrichem a wholly owned consolidated subsidiary of the Company. (2018 – $433)
Goodwill and expected benefits of the acquisition	$202	$11,185, none of which is deductible for income tax purposes.	$341 (2018 – $197)
	The expected benefits of the acquisitions resulting in goodwill include: • synergies from expected reduction in operating costs; • wider distribution channel for selling products of acquired businesses; • a larger assembled workforce; • potential increase in customer base; • enhanced ability to innovate; • production and expense optimization, including procurement savings (specific to Merger); and • closer proximity of nitrogen operations to sources of low-cost natural gas (specific to Merger).		
Description	An agriservices business in Australia with approximately 250 operating locations.	A major global producer and distributor of agricultural products, services and solutions.	68 Retail locations in North and South America and Australia, including companies operating in the proprietary products business, such as Actagro, LLC, a developer, manufacturer and marketer of environmentally sustainable soil and plant health products and technologies (2018 – 53 Retail locations in North America and Australia and companies operating within the digital agriculture, proprietary products and agricultural services businesses).

In millions of US dollars except as otherwise noted

Note 4 Business Combinations Continued

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date:

	2019				2018	
	Ruralco (Estimate)					
	Preliminary [1]	Adjustments [2]	Revised Fair Value	Other Acquisitions [3]	Merger (Final)	Other Acquisitions [3]
Cash and cash equivalents	–	–	–	–	466	–
Receivables	250	39	289 [4]	68	2,600 [4]	20
Inventories	116	1	117	145	3,303	146
Prepaid expenses and other current assets	11	(3)	8	38	1,124	2
Property, plant and equipment	70	66	136	115	7,459	107
Goodwill	272	(70)	202	341	11,185	197
Other intangible assets	55	110	165	179	2,348	8
Investments	15	–	15	–	528	11
Other assets	16	–	16 [5]	2	293 [5]	3
Total assets	805	143	948	888	29,306	494
Short-term debt	112	–	112	25	867	–
Payables and accrued charges	299	46	345	156	5,239	52
Long-term debt, including current portion	–	–	–	11	4,941	–
Lease liabilities, including current portion	44	66	110	1	–	–
Deferred income tax liabilities	7	31	38	7	934	–
Pension and other post-retirement benefit liabilities	–	–	–	–	142	–
Asset retirement obligations and accrued environmental costs	–	–	–	–	1,094	–
Other non-current liabilities	13	–	13	7	79	9
Total liabilities	475	143	618	207	13,296	61
Total consideration	330	–	330	681	16,010	433
Previously held equity-accounted interest in Agrichem	–	–	–	100	–	–
Total consideration, net of cash and cash equivalents acquired	330	–	330	581	16,010	433

1 Preliminary value as previously reported in our third quarter 2019 unaudited financial statements. The purchase price allocation is not final as we continue to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes arising on their recognition. We estimated the preliminary purchase price allocation as of the date of the acquisition based on information that was available and continue to adjust those estimates as new information that existed at the date of acquisition becomes available. We expect to finalize the amounts recognized when we obtain the information necessary to complete the analysis, and in any event, not later than September 30, 2020.

2 We recorded adjustments to the preliminary fair value to reflect facts and circumstances in existence as of the date of acquisition. These adjustments primarily related to changes in the preliminary valuation assumptions, including refinement of intangible assets. All measurement period adjustments were offset against goodwill.

3 This represents preliminary fair values. For certain acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods.

4 Includes receivables from customers with gross contractual amounts of $247, of which $5 are considered to be uncollectible relating to Ruralco (2018 – $2,247 and $80 respectively relating to the Merger).

5 Includes deferred income tax assets of $14 relating to Ruralco (2018 – $158 relating to the Merger).

Financial Information Related to the Acquired Operations

2019 Proforma [1]	Ruralco	Other Acquisitions
Sales	1,090	480
EBITDA	50	40

1 Estimated annual sales and EBITDA if acquisitions occurred at the beginning of the year. Net earnings before income taxes is not available.

In millions of US dollars except as otherwise noted Nutrien Annual Report 2019 89

Note 4 Business Combinations Continued

	2019 Actuals		2018 Actuals	
From date of acquisition	**Ruralco**	**Other Acquisitions**	**Merger**	**Other Acquisitions**
Sales	249	312	14,551	213
Net earnings (loss) before income taxes	(2)	(1)	546	10

Note 5 Nature of Expenses

	2019	**2018**
Purchased and produced raw materials and product for resale [1]	11,335	10,881
Depreciation and amortization	1,799	1,592
Employee costs [2]	2,268	1,949
Freight	845	934
Impairment of assets (Note 15 and 16)	120	1,809
Provincial mining and other taxes [3]	292	250
Offsite warehouse costs [4]	51	68
Railcar and vessel costs [4]	5	128
Merger and related costs	82	170
Acquisition and integration related costs	16	–
Contract services	504	469
Lease expense [5]	66	148
Fleet fuel, repairs and maintenance	202	183
Other	576	641
Total cost of goods sold and expenses	18,161	19,222

1 Significant expenses include: supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).

2 Includes employee benefits and share–based compensation. In 2018, employee costs also include a $157 gain on curtailment of defined benefit pension and other post-retirement benefit plans ("Defined Benefit Plans Curtailment Gain") as described in Note 23.

3 Includes $190 and $102 (2018 – $160 and $90) relating to Saskatchewan potash production tax and Saskatchewan resource surcharge and other, respectively, as required under Saskatchewan provincial legislation.

4 Includes expenses relating to operating leases in 2018.

5 In 2019, includes lease expense relating to short-term leases, leases of low-value and variable lease payments.

Note 6 Share-Based Compensation

We have share-based compensation plans (including those assumed from PotashCorp and Agrium) for eligible employees and directors as part of their remuneration package, including Stock Options, Performance Share Units ("PSUs"), Restricted Share Units ("RSUs") and Deferred Share Units ("DSUs").

Accounting Policies, Estimates and Judgments

For awards with performance conditions that determine the number of options or units to which employees are entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

For plans settled through the issuance of equity

- fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model, and
- fair value for PSUs is determined on grant date by projecting the outcome of performance conditions.

For plans settled through cash, a liability is recorded based on the fair value of the awards each period.

In millions of US dollars except as otherwise noted

Note 6 Share-Based Compensation Continued

Estimation involves determining:

- stock option-pricing model assumptions as described in the weighted average assumptions table;
- forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting;
- projected outcome of performance conditions for PSUs, including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model and the outcome of our synergies relative to the target; and
- the number of dividend equivalent units expected to be earned.

Supporting Information

The following summarizes the Nutrien share-based compensation plans, under which we have awards available to be granted, and the assumed legacy plans of PotashCorp and Agrium, under which no awards will be granted.

Plan Features	Stock Options	PSUs	RSUs	DSUs	SARs/TSARs [4]
Eligibility	Officers and eligible employees	Officers and eligible employees	Eligible employees	Non-executive directors	Awards no longer granted; legacy awards only
Granted	Annually	Annually	Annually	At the discretion of the Board of Directors	Awards no longer granted; legacy awards only
Vesting Period	25% per year over four years [1]	On third anniversary of grant date based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period	On third anniversary of grant date and are not subject to performance conditions	Fully vest upon grant	25% per year over four years
Maximum Term	10 years	Not applicable	Not applicable	Not applicable	10 years
Settlement	Shares	Cash / Shares [2]	Cash	Cash [3]	Cash

1 Under the assumed legacy PotashCorp long-term incentive and performance option plan, stock options vest on the third anniversary of the grant date.

2 Under the assumed legacy PotashCorp long-term incentive plan, PSUs will be settled in shares for grantees who are subject to our share ownership guidelines and in cash for all other grantees.

3 Based on the common share price at the time of the director's departure from the Board of Directors.

4 Under the assumed legacy Agrium stock appreciation rights ("SARs") plan, holders of tandem stock appreciation rights ("TSARs") have the ability to choose between (a) receiving in cash the price of our shares on the date of exercise in excess of the exercise price of the right or (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all TSAR holders will elect to choose the first option.

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2019 was $11.27 (2018 – $9.71). The weighted average assumptions by year of grant that impacted current year results are as follows:

		Year of Grant	
Assumptions	**Based On**	**2019**	**2018**
Exercise price per option	Quoted market closing price [1]	53.54	44.50
Expected annual dividend yield (%)	Annualized dividend rate [2]	3.22	3.58
Expected volatility (%)	Historical volatility [3]	27	29
Risk-free interest rate (%)	Zero-coupon government issues [4]	2.55	2.79
Average expected life of options (years)	Historical experience	7.5	7.5

1 Of common shares on the last trading day immediately preceding the date of the grant.

2 As of the date of grant.

3 Of the Company's share over a period commensurate with the expected life of the option.

4 Implied yield available on equivalent remaining term at the time of the grant.

In millions of US dollars except as otherwise noted Nutrien Annual Report 2019 91

Note 6 Share-Based Compensation Continued

A summary of the status of our stock option plans as at December 31, 2019 and 2018 and changes during the years ending on those dates is as follows:

	Number of Shares Subject to Option		Weighted Average Exercise Price	
	2019	**2018**	**2019**	**2018**
Balance – beginning of year	9,044,237	9,947,583	58.41	69.54
Granted	1,376,533	1,875,162	53.54	44.50
Exercised	(451,574)	(647,331)	42.73	42.86
Forfeited or cancelled	(502,016)	(1,793,077)	86.53	82.84
Expired	(275,700)	(338,100)	76.59	154.94
Outstanding – end of year	9,191,480	9,044,237	56.88	58.41

The aggregate grant-date fair value of all stock options granted during 2019 was $16. The average share price during 2019 was $50.91 per share.

The following table summarizes information about our stock options outstanding as at December 31, 2019 with expiry dates ranging from May 2020 to February 2029:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number**	**Weighted Average Remaining Life in Years**	**Weighted Average Exercise Price**	**Number**	**Weighted Average Exercise Price**
$37.84 to $40.23	1,345,235	6	38.21	1,170,022	38.26
$40.24 to $45.40	1,934,844	7	43.61	1,067,346	42.88
$45.41 to $49.51	1,371,872	7	46.46	788,169	46.38
$49.52 to $52.75	912,183	5	51.96	912,183	51.96
$52.76 to $77.62	1,814,520	8	58.58	574,542	69.47
$77.63 to $130.78	1,812,826	3	93.56	1,812,826	93.56
	9,191,480	6	56.88	6,325,088	60.71

Information for all employee and Director share-based compensation plans is summarized below:

			Compensation Expense (Recovery)	
	Units Granted in 2019	**Units Outstanding as at December 31, 2019**	**2019**	**2018**
Stock Options	1,376,533	9,191,480	19	23
PSUs	719,330	1,834,984	65	83
RSUs	425,082	986,756	18	14
DSUs	50,958	434,093	2	–
SARs	–	1,750,169	–	(4)
			104	116

Note 7 Other Expenses

	2019	**2018**
Merger and related costs	82	170
Acquisition and integration related costs	16	–
Foreign exchange loss (gain), net of related derivatives	42	(10)
Earnings of equity-accounted investees	(66)	(40)
Bad debts	24	26
Defined Benefit Plans Curtailment Gain (Note 23)	–	(157)
Other expenses	56	54
	154	43

In millions of US dollars except as otherwise noted

Note 8 Finance Costs

	2019	2018
Interest expense		
Short-term debt	87	129
Long-term debt	387	372
Lease liabilities (Note 21)	34	–
Unwinding of discount on asset retirement obligations (Note 24)	54	51
Interest on net defined benefit pension and other post-retirement plan obligations (Note 23)	15	15
Borrowing costs capitalized to property, plant and equipment	(18)	(12)
Interest income	(5)	(17)
	554	538

Borrowing costs capitalized to property, plant and equipment in 2019 were calculated by applying an average capitalization rate of 4.6 percent (2018 – 4.4 percent) to expenditures on qualifying assets.

Note 9 Income Taxes

Accounting Policies, Estimates and Judgments

We operate in a specialized industry and in several tax jurisdictions. As a result, our earnings are subject to various rates of taxation. Taxation on items recognized in the consolidated statements of earnings, other comprehensive income ("OCI") or contributed surplus is recognized in the same location as those items.

Taxation on earnings (loss) is comprised of current and deferred income tax.

Current income tax is	Deferred income tax is
• the expected tax payable on the taxable earnings for the year, • calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings, and • inclusive of any adjustment to income tax payable or recoverable in respect of previous years.	• recognized using the liability method, • based on temporary differences between carrying amounts of assets and liabilities and their respective income tax bases, and • determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Uncertain income tax positions are accounted for using the standards applicable to current income tax liabilities and assets (i.e., both liabilities and assets are recorded when probable and measured at the amount expected to be paid to (or recovered from) the taxation authorities using our best estimate of the amount).

Deferred income tax is not accounted for

- with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and
- if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

Deferred income tax assets are reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

In millions of US dollars except as otherwise noted

Note 9 Income Taxes Continued

Income tax assets and liabilities are offset when

Current income taxes	Deferred income taxes
• we have a legally enforceable right to offset the recognized amounts [1], and • the intention to settle on a net basis or realize the asset and settle the liability simultaneously.	• we have a legally enforceable right to set off current tax assets against current tax liabilities, and • they relate to income taxes levied by the same taxation authority on either: 1) the same taxable entity; or 2) different taxable entities intending to settle current tax liabilities and assets on a net basis, or realize assets and settle liabilities simultaneously in each future period. [2]

1 For income taxes levied by the same taxation authority and the authority permits us to make or receive a single net payment or receipt.

2 In which significant amounts of deferred tax liabilities or assets expected are to be settled or recovered.

Estimates and judgments to determine our taxes are impacted by

- the breadth of our operations, and
- global complexity of tax regulations.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including:

- negotiations with taxation authorities in various jurisdictions;
- outcomes of tax litigation; and
- resolution of disputes arising from federal, provincial, state and local tax audits.

Estimates and judgments are used to recognize the amount of deferred tax assets, which includes the probability that future taxable profit will be available to use deductible temporary differences, and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable.

Supporting Information

Income Taxes included in Net Earnings (Loss) from Continuing Operations

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings (loss) before income taxes as follows:

	2019	2018
Earnings (loss) before income taxes		
Canada	765	(1,195)
United States	315	619
Australia	27	96
Trinidad	(28)	98
Other	229	258
	1,308	(124)
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	353	(33)
Adjusted for the effect of:		
Impact of foreign tax rates	(45)	(58)
Non-taxable income	(19)	(10)
Production-related deductions	(17)	(15)
Foreign accrual property income	18	15
Impact of tax rate changes	16	–
Other	10	8
Income tax expense (recovery) included in net earnings (loss) from continuing operations	316	(93)

In millions of US dollars except as otherwise noted

Note 9 Income Taxes Continued

Total income tax expense (recovery), included in net earnings (loss) from continuing operations, was comprised of the following:

	2019	2018
Current income tax		
Tax expense for current year	161	195
Adjustments in respect of prior years	(22)	(15)
Total current income tax expense	139	180
Deferred income tax		
Origination and reversal of temporary differences	152	(283)
Adjustments in respect of prior years	9	12
Impact of tax rate changes	16	–
Other	–	(2)
Total deferred income tax expense (recovery)	177	(273)
Income tax expense (recovery) included in net earnings (loss) from continuing operations	316	(93)

Income Tax Balances

Income tax balances within the consolidated balance sheets as at December 31 were comprised of the following:

Income Tax Assets and Liabilities	Balance Sheet Location	2019	2018
Current income tax assets			
Current	Receivables (Note 13)	104	248
Long-term	Other assets (Note 18)	36	36
Deferred income tax assets	Other assets (Note 18)	249	216
Total income tax assets		389	500
Current income tax liabilities			
Current	Payables and accrued charges (Note 22)	43	47
Non-current	Other non-current liabilities	44	64
Deferred income tax liabilities	Deferred income tax liabilities	3,145	2,907
Total income tax liabilities		3,232	3,018

In millions of US dollars except as otherwise noted

Note 9 Income Taxes Continued

Deferred Income Taxes

In respect of each type of temporary difference, unused tax loss and unused tax credit, the amounts of deferred tax assets and liabilities recognized in the consolidated balance sheets as at December 31 and the amount of the deferred tax expense (recovery) recognized in net earnings (loss) from continuing operations were:

	Deferred Income Tax (Assets) Liabilities		Deferred Income Tax Expense (Recovery) Recognized in Net Earnings (Loss)	
	2019	**2018**	**2019**	**2018**
Deferred income tax assets				
Asset retirement obligations and accrued environmental costs	(387)	(412)	25	11
Tax loss and other carryforwards	(270)	(261)	(9)	(198)
Pension and other post-retirement benefit liabilities	(145)	(130)	(13)	44
Long-term debt	(107)	(110)	3	10
Lease liabilities	(227)	–	55	–
Receivables	(51)	(58)	7	(3)
Inventories	(59)	(54)	(5)	(13)
Derivatives	(9)	(17)	5	15
Other assets	(61)	(57)	4	18
Deferred income tax liabilities				
Property, plant and equipment	3,647	3,218	147	(132)
Goodwill and other intangible assets	523	546	(58)	(31)
Other liabilities	42	26	16	6
	2,896	2,691	177	(273)

Reconciliation of net deferred income tax liabilities:

	2019	**2018**
Balance – beginning of year	2,691	2,187
Merger and acquisitions (Note 4)	29	776
Income tax expense (recovery) recognized in net earnings (loss) from continuing operations	177	(273)
Income tax expense (recovery) recognized in net earnings (loss) from discontinued operations	–	(17)
Income tax charge recognized in OCI	2	22
Other	(3)	(4)
Balance – end of year	2,896	2,691

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2019 were:

	Amount	**Expiry Date**
Unused operating losses	1,027	2020 - Indefinite
Unused capital losses	829	Indefinite
Unused investment tax credits	38	2020 - 2038

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2019, we had $965 of tax losses for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

The aggregate amount of temporary differences associated with investments in subsidiaries and equity-accounted investees, for which deferred tax liabilities have not been recognized, as at December 31, 2019 was $9,183 (2018 – $8,710).

96 Nutrien Annual Report 2019 In millions of US dollars except as otherwise noted

Note 10 Discontinued Operations

Accounting Policies

Discontinued operations represent a component of our business that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographic area of operations or is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations.

Our significant policies include:

- cessation of equity accounting for associates and joint ventures at the date the investments were classified as held for sale;
- measurement of assets at the lower of carrying amount and fair value less costs to sell, with the exception of financial assets measured at fair value through other comprehensive income ("FVTOCI"); and
- dividends received are recorded on the consolidated statements of earnings.

Supporting Information

In 2018, our investments in SQM, Israel Chemicals Ltd. ("ICL") and APC were presented as discontinued operations due to regulatory requirements to dispose of these investments in connection with the Merger.

As of December 31, 2018, we completed all required divestitures and retained no residual interests as outlined below:

For the year ended December 31, 2018	Proceeds [1]	Gain (Loss) on Sale	Gain (Loss) on Sale Net of Income Taxes	AOCI	Net Earnings and Retained Earnings
Shares in SQM	5,126	4,278	3,366	–	3,366
Shares in ICL	685	(19)	(19)	(19)	–
Shares in APC	501	121	126	–	126
Conda Phosphate operations	98	–	–	–	–
Total sale	6,410 [2]	4,380	3,473	(19)	3,492

1 Proceeds are net of commissions.

2 Proceeds of $39 were collected in 2019.

Net earnings from discontinued operations for the year ended December 31 were as follows:

	2018
Gain on disposal of investments in SQM and APC	4,399
Dividend income of SQM, APC and ICL [1]	156
Income tax expense [2]	(951)
Net earnings from discontinued operations	3,604

1 Dividend income is included in cash provided by operating activities on the consolidated statements of cash flows, net of tax of $26.

2 For 2018, income tax expense is comprised of $(912) relating to the disposals of SQM shares, including the repatriation of the net proceeds, and $(39) relating to earnings from discontinued operations ($(18) for the planned repatriation of the remaining excess cash available in Chile, $(26) for the repatriation of dividend income received from SQM and $5 relating to APC).

Note 11 Net Earnings Per share

	2019	2018
Weighted average number of common shares	582,269,000	624,900,000
Dilutive effect of stock options	777,000	– [1]
Dilutive effect of share-settled PSUs	56,000	– [1]
Weighted average number of diluted common shares	583,102,000	624,900,000

1 The diluted weighted average share calculations excluded an additional 658,000 stock options and 137,000 equity-settled PSUs due to their anti-dilutive effect.

In millions of US dollars except as otherwise noted

Note 11 Net Earnings Per share Continued

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2019	2018
Number of options excluded	4,539,529	5,721,656
Performance option plan years fully excluded	2010 – 2015	2009 – 2015
Stock option plan years fully excluded	2015, 2019	2015, 2018

Note 12 Financial Instruments and Related Risk Management

Accounting Policies

Financial instruments are classified and measured as follows:

	Fair Value Through Profit or Loss ("FVTPL")	Fair Value Through Other Comprehensive Income ("FVTOCI")	Financial Assets and Liabilities at Amortized Cost [1]
Instrument type	Cash and cash equivalents and derivatives	Equity investments not held for trading	Receivables, short-term debt, payables and accrued charges, long-term debt, other long-term debt instruments
Measurement	Fair value	Fair value	Amortized cost
Fair value gains and losses	Profit or loss	OCI [2]	–
Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate
Impairment of assets	–	–	Profit or loss
Foreign exchange	Profit or loss	OCI	Profit or loss
Transaction costs	Profit or loss	OCI	Included in cost of instrument

1 Amortized cost is applied if the objective of the business model for the instrument or group of instruments is to hold the asset to collect the contractual cash flows and the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest.

2 For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss.

Financial instruments are recognized at trade date when we commit to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or we have transferred them, and all the risks and rewards of ownership have been substantially transferred.

Derivatives are used to lock in commodity prices and exchange rates. For designated and qualified cash flow hedges:

- the effective portion of the change in the fair value of the derivative is accumulated in OCI;
- when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory;
- the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and
- the ineffective portions of hedges are recorded in net earnings in the current period.

We also assess whether the natural gas swaps used in hedging transactions are expected to be or were highly effective, both at the hedge's inception and on an ongoing basis, in offsetting changes in fair values of hedged items. Hedge effectiveness related to our New York Mercantile Exchange ("NYMEX") natural gas hedges is assessed on a prospective and retrospective basis using regression analyses. In 2018, our Alberta Energy Company ("AECO") natural gas hedges were assessed using a qualitative assessment. Potential sources of ineffectiveness are changes in timing of forecast transactions, changes in volume delivered or changes in our credit risk or the counterparty.

98 Nutrien Annual Report 2019 In millions of US dollars except as otherwise noted

Note 12 Financial Instruments and Related Risk Management Continued

Net investment hedges relating to the commitment to purchase a foreign operation:

- are considered a non-financial item and are accounted for similar to a cash flow hedge; and
- the gain or loss from the hedging instrument is deferred in OCI and subsequently recorded as an adjustment to goodwill when the business combination occurs.

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated balance sheets when we:

- currently have a legally enforceable right to offset the recognized amounts; and
- intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Supporting Information

Credit Risk

Our exposure to credit risk on our cash and cash equivalents, receivables (excluding taxes) and derivative instrument assets is the carrying amount of each instrument on the consolidated balance sheets.

Maximum exposure to credit risk as at December 31:

	2019	2018
Cash and cash equivalents	671	2,314
Receivables [1]	3,438	3,094
Other current assets – derivatives	5	5
	4,114	5,413

[1] Excluding income tax receivable.

Credit risk is managed through policies applicable to the following assets:

	Acceptable Minimum Counterparty Credit Ratings	Exposure Thresholds by Counterparty	Daily Counterparty Settlement Based on Prescribed Credit Thresholds	Counterparties to Contracts are Investment-Grade Quality
Cash and Cash Equivalents	X	X		
Natural Gas Derivatives	X		X	X
Foreign Currency Derivatives	X			

We manage our credit risk on receivables from customers through a credit management program whereby:

- credit approval policies and procedures are in place to guide the granting of credit to new customers as well as our continued extension to existing customers;
- existing customer accounts are reviewed every 12-24 months, depending on the credit limit amounts;
- credit is extended to international customers based upon an evaluation of both customer and country risk;
- the credit period on sales is generally 15 and 30 days for wholesale fertilizer customers, 30 days for industrial and feed customers, 30-90 days for Retail customers and up to 180 days for select export sales customers; and
- credit agency reports, where available, and an assessment of other relevant information such as current financial statements and/or credit references, are used before assigning credit limits to customers. We may transact with customers that fail to meet specified benchmark creditworthiness on a cash basis or provide other evidence of ability to pay.

In our Retail operations in Western Canada, credit risk in accounts receivable is mitigated through an agency agreement with a Canadian financial institution wherein the financial institution provides credit to qualifying customers to assist in financing their crop input purchases. Through the agency agreement, which expires in 2021, customers have financing arrangements directly with the financial institution while we have only a limited recourse involvement to the extent of an indemnification of the financial institution for 54 percent (2018 – 52 percent) of its future bad debts to a maximum of 3 percent (2018 – 5 percent) of the qualified customer loans. Outstanding customer credit with the financial institution was $521 at December 31, 2019, which is not recognized in our consolidated balance sheets. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current. Our receivables from customers also include a concentration in Retail operations in Australia for advances to customers to purchase crop inputs and livestock. We mitigate risk in these receivables by obtaining security over livestock and crop.

In millions of US dollars except as otherwise noted | Nutrien Annual Report 2019 99

Note 12 Financial Instruments and Related Risk Management Continued

Aging of Receivables from Customers

As at December 31
(%)


2019
7 Greater than 60 days past due
3 31-60 days past due
10 30 days or less past due
80 Current

Liquidity Risk

Liquidity risk arises from our general funding needs and the management of our assets, liabilities and optimal capital structure. We manage our liquidity risk to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner. In managing our liquidity risk, we have access to a range of funding options and have established an external borrowing policy with the following objectives:

- maintain an optimal capital structure;
- maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets;
- maintain sufficient short-term credit availability; and
- maintain long-term relationships with a sufficient number of high-quality and diverse lenders.

The table below outlines our available credit facilities as at December 31, 2019:

	Total Amount	Amount Outstanding and Committed	Amount Available
Unsecured revolving term credit facility [1]	4,500	650	3,850
Uncommitted revolving demand facility	500	–	500
Other credit facilities	820	326	494

[1] The unsecured revolving term credit facility matures April 10, 2023, subject to extension at the request of Nutrien provided that the resulting maturity date shall not exceed five years from the date of request.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

2019	Carrying Amount of Liability as at December 31	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt [1]	976	976	976	–	–	–
Payables and accrued charges [2]	5,264	5,264	5,264	–	–	–
Long-term debt, including current portion [1]	9,055	14,392	894	1,268	1,923	10,307
Lease liabilities, including current portion [1]	1,073	1,302	249	364	234	455
Derivatives	33	33	14	10	9	–
	16,401	21,967	7,397	1,642	2,166	10,762

[1] Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on variable rate debt are based on prevailing rates as at December 31, 2019.

[2] Excludes non-financial liabilities and includes trade payables of approximately $1.4 billion paid in January and February 2020 through an arrangement whereby a supplier sold the right to receive payment to a financial institution.

100 Nutrien Annual Report 2019 In millions of US dollars except as otherwise noted

Note 12 Financial Instruments and Related Risk Management Continued

Foreign Exchange Risk

To manage foreign exchange risk (primarily related to our foreign operations), we may enter into foreign currency derivatives. Treasury risk management policies allow such exposures to be hedged within certain prescribed limits for both forecast operating and capital expenditures. The risk management policy is to manage the earnings impact that could occur from a reasonably possible strengthening or weakening of the US dollar. The foreign currency derivatives are not currently designated as hedging instruments for accounting purposes.

The following table presents the significant foreign currency derivatives that existed at December 31:

	2019			2018		
Sell/buy	**Notional**	**Maturities**	**Average contract rate**	**Notional**	**Maturities**	**Average contract rate**
Forwards						
USD/CDN	337	2020	1.3096	502	2019	1.3583
CDN/USD	120	2020	1.3138	205	2019	1.3636
USD/AUD [1]	78	2020	1.4593	40	2019	1.3777
AUD/USD	47	2020	1.4563	48	2019	1.3816

[1] Australian Dollar

Interest Rate Risk

Fluctuations in interest rates impact the future cash flows and fair values of various financial instruments.

Interest rate risk on debt is addressed by:

- using a portfolio of fixed and floating rate instruments;
- aligning current and long-term assets with demand and fixed-term debt;
- monitoring the effects of market changes in interest rates; and
- using interest rate swaps, if desired.

Related to interest rate risk on investments in marketable securities, our primary objectives are to:

- ensure the security of principal amounts invested;
- provide for an adequate degree of liquidity; and
- achieve a satisfactory return.

Treasury risk management policies specify investment parameters including eligible types of investment, maximum maturity dates, maximum exposure by counterparty and minimum credit ratings.

We have credit facilities in Argentina that are subject to floating interest rates. We do not believe we have material exposure to interest rate risk on our financial instruments and earnings as at December 31, 2019 and 2018.

Price Risk

Commodity price risk exists on our natural gas derivative instruments. Our natural gas strategy is to diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia. Our objective is to acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis.

Price risk also exists for exchange-traded equity securities measured at FVTPL or FVTOCI.

We had no material exposure to price risk on our financial instruments as at December 31, 2019 and 2018.

Fair Value

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm's-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

In millions of US dollars except as otherwise noted

Note 12 Financial Instruments and Related Risk Management Continued

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost. The tables below explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments Measured at Fair Value	Fair Value Method
Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)
Equity securities	Closing bid price of the common shares as at the balance sheet date
Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date
Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date
Foreign exchange forward contracts, swaps and options and natural gas swaps not traded in an active market	A discounted cash flow model [1] Market comparison [2]

1 Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

2 Inputs include current market and contractual prices, forward pricing curves, quoted forward prices, basis differentials, volatility factors and interest rates and therefore categorized in Level 2. Market comparison was used for the 2018 AECO natural gas hedges.

Financial Instruments Measured at Amortized Cost	Fair Value Method
Receivables, short-term debt and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)
Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)
Other long-term debt instruments	Carrying amount

The following table presents our fair value hierarchy for financial assets and financial liabilities carried at fair value on a recurring basis or measured at amortized cost:

	2019			2018		
Financial instruments measured at	**Carrying Amount**	**Level 1 [1]**	**Level 2 [1]**	**Carrying Amount**	**Level 1 [1]**	**Level 2 [1]**
Fair value on a recurring basis						
Cash and cash equivalents	671	–	671	2,314	–	2,314
Derivative instrument assets	5	–	5	5	–	5
Other current financial assets – marketable securities [2]	193	27	166	97	12	85
Investments at FVTOCI (Note 17)	161	161	–	186	186	–
Derivative instrument liabilities	(33)	–	(33)	(71)	–	(71)
Amortized cost						
Current portion of long-term debt						
Notes and debentures	(494)	–	(503)	(995)	–	(1,009)
Fixed and floating rate debt	(8)	–	(8)	(8)	–	(8)
Long-term debt						
Notes and debentures	(8,528)	(1,726)	(7,440)	(7,569)	(1,004)	(6,177)
Fixed and floating rate debt	(25)	–	(25)	(22)	–	(22)

1 Financial instruments included in Level 1 are measured using quoted prices in active markets for identical assets or liabilities, while those classified as Level 2 are measured using significant other observable inputs. During 2019 and 2018, there were no transfers between Level 1 and Level 2 for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2 Marketable securities consist of equity and fixed income securities.

 In millions of US dollars except as otherwise noted

Note 12 Financial Instruments and Related Risk Management Continued

Financial assets (liabilities)	2019			2018		
	Gross	**Offset**	**Net Amounts Presented**	**Gross**	**Offset**	**Net Amounts Presented**
Derivative instrument assets						
Natural gas derivatives	–	–	–	31	(27)	4
Derivative instrument liabilities						
Natural gas derivatives [1]	(30)	–	(30)	(92)	26	(66)
Other long-term debt instruments [2]	(150)	150	–	(150)	150	–
	(180)	150	(30)	(211)	149	(62)

[1] Cash margin deposits of $17 (2018 – $18) were placed with counterparties related to legally enforceable master netting arrangements.

[2] Back-to-back loan arrangements that are not subject to any financial test covenants but are subject to certain customary covenants and events of default. We were in compliance with these covenants as at December 31, 2019.

Natural gas derivatives outstanding:

	2019				2018			
	Notional [1]	**Maturities**	**Average Contract Price [2]**	**Fair Value of Assets (Liabilities)**	**Notional [1]**	**Maturities**	**Average Contract Price [2]**	**Fair Value of Assets (Liabilities)**
NYMEX swaps	16	2020 – 2022	4.26	(30)	22	2019 – 2022	4.26	(35)
AECO swaps	–	n/a	–	–	26	2019	1.92	(25)

[1] In millions of British thermal units ("MMBtu").

[2] US dollars per MMBtu.

n/a = not applicable

Note 13 Receivables

Accounting Policies, Estimates and Judgments

Receivables from customers are recognized initially at fair value and subsequently measured at amortized cost less allowance for expected credit losses of receivables from customers. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred using the lifetime expected credit loss method, which represents the expected credit loss that will result from all possible default events over the expected life of a financial instrument. To determine the expected credit losses, receivables from customers have been grouped based on geography, days past due and/or customer credit risk profile. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement. Subsequent recoveries of amounts previously written off are credited to the consolidated statements of earnings.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers' products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Determining when there is no reasonable expectation of recovering the amounts requires judgment.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

Note 13 Receivables Continued

Supporting Information

	2019	2018
Receivables from customers – third parties	2,936	2,628
– Canpotex (Note 29)	194	208
Less allowance for expected credit losses of receivables from customers	(83)	(90)
	3,047	2,746
Rebates	190	169
Income taxes (Note 9)	104	248
Other receivables	201	179
	3,542	3,342

Note 14 Inventories

Accounting Policies, Estimates and Judgments

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method and include: direct acquisition costs, direct costs related to units of production and a systematic allocation of fixed and variable production overhead, as applicable.

Net realizable value is based on

Products and raw materials	**Materials and supplies**
• selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale.	• replacement cost.

A writedown is recognized if the carrying amount exceeds net realizable value and may be reversed if the circumstances which caused it no longer exist.

Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, and crop price trends.

Supporting Information

	2019	2018
Product purchased for resale [1]	3,592	3,545
Finished products	524	501
Intermediate products	244	218
Raw materials	205	275
Materials and supplies	410	378
	4,975	4,917

[1] Includes biological assets of $33 (December 31, 2018 – $2) measured at fair value less cost of disposal.

Inventories by Segment
As at December 31
($ millions)

● Retail   ● Potash   ● Nitrogen   ● Phosphate



	2018	2019
	3,729	3,772
	514	482
	415	446
	259	275

Inventories expensed to cost of goods sold during the year were $13,465 (2018 – $13,083).

Note 15 Property, Plant and Equipment

The majority of our tangible assets are the buildings, machinery and equipment used to produce or distribute our products and render our services.

Accounting Policies, Estimates and Judgments

Owned Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and any recognized impairment loss.

Cost includes all expenditures directly attributable to bringing the asset to the location and installing it in working condition for its intended use, including:

- additions to, and betterments and renewals of, existing assets;
- borrowing costs incurred during construction using a capitalization rate based on the weighted average interest rate of our outstanding debt; and
- a reduction for income derived from the asset during construction.

Each component of an item of property, plant and equipment with a cost that is significant in relation to the item's total cost is depreciated separately. When the cost of replacing part of an item of property, plant and equipment is capitalized, the carrying amount of the replaced part is derecognized. The cost of major inspections and overhauls is capitalized and depreciated over the period until the next major inspection or overhaul. Maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred.

Environmental costs related to current operations are also capitalized if:

- property life is extended,
- capacity is increased,
- contamination from future operations is mitigated or prevented, or
- the expenditure is related to legal or constructive asset retirement obligations.

Judgment involves determining:

- costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;
- timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;
- the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);
- repairs and maintenance that qualify as major inspections and overhauls; and
- useful life over which such costs should be depreciated.

Certain property, plant and equipment directly related to the Potash, Nitrogen and Phosphate segments are depreciated using the units-of-production method based on the shorter of estimates of reserves or service lives. Pre-stripping costs are depreciated on a units-of-production basis over the ore mined from the mineable acreage stripped. Land is not depreciated. The remaining assets are depreciated on a straight-line basis.

Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually with the effect of any changes in estimate being accounted for on a prospective basis.

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

Note 15 Property, Plant and Equipment Continued

Leased Property, Plant and Equipment

A contract is a lease or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Leases are recognized as right-of-use ("ROU") assets and corresponding liabilities at the date at which a leased asset is available for use. Lease payments are allocated between finance costs, calculated using the effective interest method, and a reduction of the liability. ROU assets are depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Our major categories of assets leased are:

- railcars and marine vessels used to transport product to customers;
- real estate used as office space, storage and distribution; and
- mobile equipment primarily used to deliver and apply product and to meet with customers.

Railcars are utilized in North America and include general service and high-pressure tank cars and general-purpose hopper cars. Railcars are sourced from multiple suppliers and terms vary by lease agreement. For railcars required in our operations, we have a history of renegotiating new leases at termination of existing leases. Marine vessels include ocean-going vessels used to transport ammonia from our nitrogen facilities in Trinidad to our customers. We lease real estate across our operations consisting of office space and product storage and distribution sites. Real estate leases have varying terms by location and use of the property, and are normally renewable at market rates. Most storage and distribution leases do not convey a right to use a specific identified space and accordingly these are not classified as leases under IFRS 16 and are expensed as incurred. Our Retail segment leases a fleet of motor vehicles and product application equipment and other transportation equipment. Motor vehicle leases primarily have a 50-month initial term and are renewable annually thereafter. We expect to renew all our Retail motor vehicle leases for substantially all of the useful life of the equipment.

We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including the location of the asset, the availability of suitable alternatives, the significance of the asset to operations, and our business strategy.

Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

ROU assets are measured at cost, less any impairments, including:

- the initial measurement of lease liability (see Note 21);
- any lease payments made at or before the commencement date less any lease incentives received;
- any initial direct costs; and
- an estimate of costs, if any, to be incurred by us in restoring the underlying asset to the condition required by the terms and conditions of the lease.

Liabilities arising from a lease are initially measured as the net present value of the future lease payments, including:

- fixed payments (including in-substance fixed payments), less any lease incentives;
- variable lease payments that are based on an index or a rate;
- amounts expected to be payable under residual value guarantees;
- the exercise price of a purchase option if we are reasonably certain to exercise that option; and
- payments of penalties for terminating the lease, if the lease term reflects us exercising that option.

In recording ROU assets and related liabilities at inception of a lease, lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, an incremental borrowing rate is used, being a rate that we would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower's economic environment.

The carrying amount of ROU assets and lease liabilities is remeasured if there is a modification of the lease, a change in the lease term, a change in the in-substance fixed lease payments, a change in the expected amount under a residual value guarantee or a change in the assessment to exercise a purchase, extension or termination option.

Payments for short-term leases and leases of low-value assets are expensed on a straight-line basis. Short-term leases are leases with a lease term of 12 months or less that do not contain a purchase option. Low-value assets generally comprise IT equipment and office furniture.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

Refer to Note 31 for impacts of the adoption of IFRS 16.

Accounting policies, estimates and judgments related to impairment of long-lived assets are described in Note 31.

Note 15 Property, Plant and Equipment Continued

Supporting Information

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total
Useful life range (years)	3 – 80	1 – 60	1 – 80	n/a	n/a	
Carrying amount – December 31, 2018	1,018	6,044	9,882	709	1,143	18,796
ROU assets recognized on adoption of IFRS 16	48	307	704	–	–	1,059
Acquisitions (Note 4)	17	136	61	–	37	251
Additions	14	30	225	–	1,487	1,756
Additions – ROU	–	22	177	–	–	199
Disposals	(3)	(5)	(84)	–	–	(92)
Transfers	108	145	932	110	(1,295)	–
Foreign currency translation and other	(4)	(37)	(14)	5	6	(44)
Depreciation	(36)	(187)	(1,004)	(77)	–	(1,304)
Depreciation – ROU	(2)	(46)	(186)	–	–	(234)
Impairment	–	–	(52)	–	–	(52)
Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335
Balance – December 31, 2019 comprised of:						
Cost	1,474	8,207	18,548	2,068	1,378	31,675
Accumulated depreciation and impairments	(314)	(1,798)	(7,907)	(1,321)	–	(11,340)
Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335
Balance – December 31, 2019 comprised of:						
Owned property, plant and equipment	1,117	6,065	9,973	747	1,378	19,280
ROU assets	43	344	668	–	–	1,055
Carrying amount – December 31, 2019	1,160	6,409	10,641	747	1,378	20,335
Carrying amount – December 31, 2017	612	4,184	6,744	979	452	12,971
Merger impact (Note 4)	396	2,695	4,042	–	326	7,459
Other acquisitions	10	31	66	–	–	107
Additions	41	61	327	42	975	1,446
Disposals	(3)	(14)	(30)	–	–	(47)
Transfers	10	30	538	18	(596)	–
Foreign currency translation and other	(9)	28	(21)	10	(14)	(6)
Depreciation	(33)	(195)	(1,032)	(65)	–	(1,325)
Impairment	(6)	(776)	(752)	(275)	–	(1,809)
Carrying amount – December 31, 2018	1,018	6,044	9,882	709	1,143	18,796
Balance – December 31, 2018 comprised of:						
Cost	1,294	7,617	16,806	1,954	1,143	28,814
Accumulated depreciation and impairments	(276)	(1,573)	(6,924)	(1,245)	–	(10,018)
Carrying amount – December 31, 2018	1,018	6,044	9,882	709	1,143	18,796

In millions of US dollars except as otherwise noted

Note 15 Property, Plant and Equipment Continued

Depreciation of property, plant and equipment was included in the following:

	2019	2018
Freight, transportation and distribution	137	15
Cost of goods sold	1,008	1,016
Selling expenses	344	259
General and administrative expenses	40	35
	1,529	1,325
Depreciation recorded in inventory	161	108
	1,690	1,433

After a strategic portfolio review was completed in 2018, we determined the New Brunswick Potash operations would no longer be part of our medium-term or long-term strategic plans. The decision was considered a significant change in the expected manner of use and the related assets were moved from the Potash cash-generating unit ("CGU") to the New Brunswick CGU, which was then assessed for impairment. The estimated recoverable amount of the New Brunswick CGU, based on fair value less costs of disposal ("FVLCD"), was $50 resulting in an impairment loss of $1,809 ($1,320 net of tax) being recorded in the Potash segment. The estimated recoverable amount was determined to be the salvage value of the assets based on the estimated fair market value of similar used assets and past experience, a Level 3 fair value measurement. There were no reversals of impairment in 2019 or 2018.

Property, Plant and Equipment

As at December 31
(%)


2019
51 Machinery and equipment
32 Buildings and improvements
7 Assets under construction
6 Land and improvements
4 Mine development costs

In millions of US dollars except as otherwise noted

Note 16 Goodwill and Other Intangible Assets

Accounting Policies, Estimates and Judgments

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Other intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses.

Goodwill is allocated to CGUs or groups of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to those CGUs or groups of CGUs expected to benefit from the business combination in which the goodwill arose.

Judgment is applied in determining when expenditures are eligible for capitalization as intangible assets.

Estimation is applied to determine expected useful lives used in the straight-line amortization of intangible assets with finite lives. Useful lives are reviewed, and adjusted if appropriate, at least annually.

Supporting Information

		Other Intangibles				
	Goodwill	**Customer Relationships** [2]	**Technology**	**Trade Names**	**Other**	**Total**
Useful life range (years)	n/a	3 – 15	3 – 30	10 – 20 [3]	1 – 20	
Carrying amount – December 31, 2018	11,431	1,554	117	90	449	2,210
Acquisitions (Note 4)	543	173	43	13	115	344
Additions – internally developed	–	–	197	–	2	199
Foreign currency translation and other	12	2	9	18	(25)	4
Impairment	–	–	–	(35)	(33)	(68)
Amortization [1]	–	(145)	(15)	(24)	(77)	(261)
Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428
Balance – December 31, 2019 comprised of:						
Cost	11,993	1,906	429	92	597	3,024
Accumulated amortization and impairment	(7)	(322)	(78)	(30)	(166)	(596)
Carrying amount – December 31, 2019	11,986	1,584	351	62	431	2,428
Carrying amount – December 31, 2017	97	–	–	–	69	69
Merger impact (Note 4)	11,185	1,708	44	122	474	2,348
Other acquisitions (Note 4)	197	1	–	–	7	8
Additions – internally developed	–	–	79	–	19	98
Disposals	–	–	–	–	(27)	(27)
Foreign currency translation and other	(48)	(20)	1	(4)	(6)	(29)
Amortization [1]	–	(135)	(7)	(28)	(87)	(257)
Carrying amount – December 31, 2018	11,431	1,554	117	90	449	2,210
Balance – December 31, 2018 comprised of:						
Cost	11,438	1,691	124	118	586	2,519
Accumulated amortization	(7)	(137)	(7)	(28)	(137)	(309)
Carrying amount – December 31, 2018	11,431	1,554	117	90	449	2,210

1 Amortization of $234 was included in selling expenses during the year ended December 31, 2019 (2018 – $225).

2 The remaining amortization period of customer relationships at December 31, 2019, was approximately 7 years.

3 Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

In millions of US dollars except as otherwise noted

Note 16 Goodwill and Other Intangible Assets Continued

Goodwill Impairment Testing

Goodwill by Groups of Cash Generating Units
At December 31
(%)

● Retail – North America   ● Retail – International   ● Potash   ● Nitrogen[1]



[1] Comparative figures have been restated to reflect the change in the sulfate product grouping from Phosphate and Sulfate to Nitrogen.

We performed our annual impairment test on goodwill during the fourth quarter and did not identify any impairment, however the recoverable amount for Retail – North America did not substantially exceed its carrying amount.

In testing for impairment of goodwill, we calculate the recoverable amount for groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections and a terminal year thereafter) and incorporated assumptions an independent market participant would apply. We adjusted discount rates for each group of CGUs for the risk associated with achieving our forecasts (five-year projections) and for the currency in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to corroborate discounted cash flow results.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and estimates of future results from internal sources as well as industry and market trends.

For each group of CGUs, terminal growth rates and discount rates used were as follows:

	Terminal Growth Rate (%)	Discount Rate (%)
Retail – North America	2.5	7.0
Retail – International [1]	2.0	7.5 – 15.0
Potash	2.5	8.0
Nitrogen	2.0	9.0

[1] The discount rates reflect the country risk premium and size for our international groups of CGUs.

Note 16 Goodwill and Other Intangible Assets Continued

The Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $794 which is 6% of the recoverable amount. As a result of the Merger, the non-cash fair value adjustment to the Retail — North America goodwill was $4,284. Goodwill is more susceptible to impairment risk if business operating results or economic conditions deteriorate and we do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted cash flows could cause material impairment in the future. The following table indicates the percentage by which key assumptions would need to change individually for the estimated Retail — North America recoverable amount to be equal to the carrying amount:

Key Assumptions	Change Required for Carrying Amount to Equal Recoverable Amount (%)	Value Used in Impairment Model
Terminal growth rate	(0.3)	2.5%
Forecasted EBITDA over forecast period	(4.1)	6,128
Discount rate	0.2	7.0%

Note 17 Investments

We hold interests in associates and joint ventures, the most significant being Canpotex, MOPCO and Profertil. Our most significant investment accounted for as FVTOCI is Sinofert.

Accounting Policies, Estimates and Judgments

Investments in Equity-Accounted Investees

Investments in which we exercise significant influence (but do not control) or have joint control (as joint ventures) are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee, commonly referred to as an associate.

We recognize profits on sales to Canpotex when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract.

Investments at FVTOCI

The fair value of investments designated as FVTOCI is recorded in the consolidated balance sheets, with unrealized gains and losses, net of related income taxes, recorded in AOCI.

Our significant policies include the following:

- the cost of investments sold is based on the weighted average method, and
- unrealized gains and losses on these investments remain in OCI until the time of sale or disposal when it is transferred to retained earnings.

Investments in Equity-Accounted Investees and Investments at FVTOCI

We continuously assess our ability to exercise significant influence or joint control over our investments. Our 22 percent ownership in Sinofert does not constitute significant influence as we do not have any representation on the Board of Directors of Sinofert.

We have representation on the MOPCO Board of Directors providing significant influence over MOPCO. We recorded our share of MOPCO's earnings on a one-quarter lag, adjusted for any material transactions for the current quarter, as the financial statements of MOPCO are not available on the date of issuance of our consolidated financial statements.

We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

In millions of US dollars except as otherwise noted

Note 17 Investments Continued

Supporting Information

Equity-accounted investees and investments at FVTOCI as at December 31 were comprised of:

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held (%) 2019	Proportion of Ownership Interest and Voting Rights Held (%) 2018	Carrying Amount 2019	Carrying Amount 2018
Equity-accounted investees						
MOPCO	Nitrogen Producer	Egypt	26	26	270	236
Profertil	Nitrogen Producer	Argentina	50	50	212	192
Canpotex	Marketing and Logistics	Canada	50	50	–	–
Agrichem [1]	Fertilizer Producer and Marketer	Brazil	100	80	–	103
Other associates and joint ventures					178	161
Total equity-accounted investees					660	692
Investments at FVTOCI						
Sinofert	Fertilizer Supplier and Distributor	China/Bermuda	22	22	161	180
Other			–	–	–	6
Total investments at FVTOCI					161	186

[1] During 2019, we acquired the remaining 20 percent interest in Agrichem making it a wholly owned consolidated subsidiary, as described in Note 4, and as a result ceased equity accounting. Prior to this acquisition, we had joint control with the other shareholder of Agrichem.

Future conditions, including those related to MOPCO and Profertil, are subject to variability due to political instability and civil unrest. We are exposed to foreign exchange risk related to fluctuations in the Egyptian pound and Argentine peso against the US dollar. This may also restrict our ability to obtain dividends from Profertil.

Additional financial information on our proportionate interest in equity-accounted investees for the years ended December 31 was as follows:

	Associates		Joint Ventures	
	2019	2018	2019	2018
Earnings from continuing operations and net earnings	34	24	32	16
Other comprehensive income	6	–	–	–
Total comprehensive income	40	24	32	16

112 Nutrien Annual Report 2019 In millions of US dollars except as otherwise noted

Note 18 Other Assets

Other assets as at December 31 were comprised of:

	2019	2018
Deferred income tax assets (Note 9)	249	216
Ammonia catalysts – net of accumulated amortization of $71 (2018 – $79)	89	81
Long-term income tax receivable (Note 9)	36	36
Accrued pension benefit asset (Note 23)	25	27
Other – net of accumulated amortization of $41 (2018 – $38)	165	165
	564	525

Note 19 Short-Term Debt

We use our $4.5 billion commercial paper program for our short-term cash requirements. The commercial paper program is backstopped by the $4.5 billion unsecured revolving term credit facility ("Nutrien Credit Facility"). Short-term facilities are renegotiated periodically.

Short-term debt as at December 31 was comprised of:

	Rate of Interest (%)	2019	2018
Commercial paper	2.0 – 2.1	650	391
Other credit facilities [1]	0.8 – 10.4	326	238
		976	629

[1] Credit facilities are unsecured and consist of South American facilities with debt of $149 (2018 – $216) and interest rates ranging from 3.00 percent to 10.38 percent, Australia facilities with debt of $157 (2018 – $Nil) and interest rates ranging from 0.75 percent to 2.09 percent, and Other facilities with debt of $20 (2018 – $22) and interest rates ranging from 1.64 percent to 2.50 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the Nutrien Credit Facility. As at December 31, 2019, we were authorized to issue commercial paper up to $4,500 (2018 – $4,500). Principal covenants and events of default under the Nutrien Credit Facility include a debt to capital ratio of less than or equal to 0.65:1 and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2019.

We also had other facilities available from which we could draw short-term debt, including a $500 uncommitted revolving demand facility and $820 of other facilities mostly denominated in foreign currencies. Our $500 accounts receivable securitization program was terminated in 2019.

In millions of US dollars except as otherwise noted

Note 20 Long-Term Debt

We source our borrowings for funding purposes primarily through notes, debentures and long-term credit facilities. We have access to the capital markets through our base shelf prospectus.

Supporting Information

Long-term debt as at December 31 was comprised of:

	Rate of Interest (%)	Maturity	2019	2018
Notes [1]				
	6.750	January 15, 2019	–	500
	6.500	May 15, 2019	–	500
	4.875	March 30, 2020	500	500
	3.150	October 1, 2022	500	500
	3.500	June 1, 2023	500	500
	3.625	March 15, 2024	750	750
	3.375	March 15, 2025	550	550
	3.000	April 1, 2025	500	500
	4.000	December 15, 2026	500	500
	4.200	April 1, 2029	750	–
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	300	300
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	500	500
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	500	500
	5.000	April 1, 2049	750	–
Debentures [1]	7.800	February 1, 2027	125	125
Other			33	10
			8,708	8,185
Add net unamortized fair value adjustments			424	444
Less net unamortized debt issue costs			(77)	(55)
			9,055	8,574
Less current maturities			(508)	(1,000)
Less current portion of net unamortized fair value adjustments			–	(1)
Add current portion of net unamortized debt issue costs			6	6
			(502)	(995)
			8,553	7,579

1 Each series of notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. We were in compliance with these covenants as at December 31, 2019.

In millions of US dollars except as otherwise noted

Note 20 Long-Term Debt Continued

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term Debt and Current Portion of Long-Term Debt [1]	Current Portion of Lease Liabilities	Long-Term Debt	Lease Liabilities	Total
Balance – December 31, 2018	1,624	8	7,579	12	9,223
Adoption of IFRS 16 (Note 15)	–	196	–	863	1,059
Debt acquired (Note 4)	145	20	3	91	259
Cash flows [1]	(794)	(184)	1,461	75	558
Reclassifications	500	178	(500)	(178)	–
Foreign currency translation and other non-cash changes	3	(4)	10	(4)	5
Balance – December 31, 2019	1,478	214	8,553	859	11,104
Balance – December 31, 2017	730	–	3,711	–	4,441
Debt acquired in Merger (Note 4)	870	8	4,918	12	5,808
Cash flows [1]	(927)	–	(12)	–	(939)
Reclassifications	1,023	–	(1,023)	–	–
Foreign currency translation and other non-cash changes	(72)	–	(15)	–	(87)
Balance – December 31, 2018	1,624	8	7,579	12	9,223

[1] Cash inflows and cash outflows are presented on a net basis.

Note 21 Lease Liabilities

We adopted IFRS 16, "Leases" as of January 1, 2019. See Note 15 and 31 for the respective accounting policies, estimates and judgments.

	Rate of Interest (%)	2019	2018
Lease liabilities	3.35	859	12
Current portion of lease liabilities	3.06	214	8
Total		1,073	20

In millions of US dollars except as otherwise noted

Note 22 Payables and Accrued Charges

Payables and accrued charges consist primarily of amounts we owe to suppliers and prepayments made by customers planning to purchase our products for the upcoming growing season.

Payables and accrued charges as at December 31 were comprised of:

	2019	2018
Trade accounts	4,016	3,053
Customer prepayments	1,693	1,625
Dividends	258	526
Accrued compensation	434	425
Current portion of asset retirement obligations and accrued environmental costs (Note 24)	148	156
Accrued interest	103	105
Current portion of share-based compensation (Note 6)	118	87
Current portion of derivatives	13	45
Income taxes (Note 9)	43	47
Current portion of pension and other post-retirement benefits (Note 23)	15	13
Other payables and other accrued charges	596	621
	7,437	6,703

Note 23 Pension and Other Post-Retirement Benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, disability, dental and life insurance (referred to as other defined benefit) plans. Substantially all our employees participate in at least one of these plans.

Accounting Policies, Estimates and Judgments

For employee retirement and other defined benefit plans

- accrued liabilities are recorded net of plan assets;
- costs including current and past service costs, gains or losses on curtailments and settlements, and remeasurements are actuarially determined on a regular basis using the projected unit credit method; and
- past service cost is recognized in net earnings at the earlier of i) when a plan amendment or curtailment occurs; or ii) when related restructuring costs or termination benefits are recognized.

Remeasurements, recognized directly in OCI in the period they occur, are comprised of actuarial gains and losses, return on plan assets (excluding amounts included in net interest) and the effect of the asset ceiling (if applicable).

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Defined contribution plan costs are recognized in net earnings for services rendered by employees during the period.

116 Nutrien Annual Report 2019 In millions of US dollars except as otherwise noted

Note 23 Pension and Other Post-Retirement Benefits Continued

Estimates and judgments are required to determine discount rates, health care cost trend rates, projected salary increases, retirement age, longevity and termination rates. These assumptions are determined by management and are reviewed annually by our independent actuaries.

Our discount rate assumptions are impacted by:

- the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;
- country specific rates; and
- the use of a yield curve approach based on the respective plans' demographics, expected future pension benefits and medical claims, payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Supporting Information

The significant assumptions used to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31 were as follows:

	Pension		Other	
	2019	**2018**	**2019**	**2018**
Assumptions used to determine the benefit obligations [1]:				
Discount rate (%)	3.35	4.22	3.20	4.17
Rate of increase in compensation levels (%)	4.66	4.75	n/a	n/a
Medical cost trend rate – assumed (%)	n/a	n/a	4.50 – 6.10 [2]	4.50 – 6.10 [2]
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	2037	2037
Mortality assumptions (years) [3]				
Life expectancy at 65 for a male member currently at age 65	20.5	20.6	20.3	20.4
Life expectancy at 65 for a female member currently at age 65	22.7	22.8	22.9	22.8
Average duration of the defined benefit obligations [4] (years)	14.61	13.7	15.8	15.1

1 The current year's expense is determined using the assumptions that existed at the end of the previous year.

2 We assumed a graded medical cost trend rate starting at 6.10 percent in 2019, moving to 4.50 percent by 2037 (2018 – starting at 6.10 percent, moving to 4.50 percent by 2037).

3 Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.

4 Weighted average length of the underlying cash flows.

n/a = not applicable

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

		2019		2018	
	Change in Assumption	**Benefit Obligations**	**Expense in Earnings Before Income Taxes**	**Benefit Obligations**	**Recovery in Loss Before Income Taxes**
As reported		2,044	71	1,797	(87)
Discount rate	1.0 percentage point decrease	335	9	271	24
	1.0 percentage point increase	(268)	(11)	(218)	(22)

In millions of US dollars except as otherwise noted

Note 23 Pension and Other Post-Retirement Benefits Continued

Description of Defined Benefit Pension Plans

We sponsor defined benefit pension plans as follows:

	Plan Type	**Contributions**
United States	• non-contributory, • guaranteed annual pension payments for life, • benefits generally depend on years of service and compensation level in the final years leading up to age 65,	• made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada	• benefits available starting at age 55 at a reduced rate, and • plans provide for maximum pensionable salary and maximum annual benefit limits.	• made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.
Supplemental Plans in US and Canada for Senior Management	• non-contributory, • unfunded, and • supplementary pension benefits.	• provided for by charges to earnings sufficient to meet the projected benefit obligations, and • payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of our employees. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies

(e.g., investment and contribution) of the funds. The current investment policy for each country's plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practice in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Note 23 Pension and Other Post-Retirement Benefits Continued

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include:

- coordination with government-provided medical insurance in each country;

- certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;

- for certain plans, maximum lifetime benefits;

- at retirement, the employee's spouse and certain dependent children may be eligible for coverage;

- benefits are self-insured and are administered through third-party providers; and

- generally, retirees contribute towards annual cost of the plans.

We provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk and salary risk.

Investment Risk	A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ: • a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and • risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition. Other assets such as private equity and hedge funds are not used at this time. Our policy is not to invest in commodities, precious metals, mineral rights, bullions, or collectibles. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.
Interest Rate Risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan's debt investments.

Note 23 Pension and Other Post-Retirement Benefits Continued

Financial Information

Movements in the pension and other post-retirement benefit assets (liabilities)

	2019			2018		
	Obligation	Plan Assets	Net	Obligation	Plan Assets	Net
Balance – beginning of year	(1,797)	1,416	(381)	(1,831)	1,380	(451)
Merger impact [1]	–	–	–	(347)	205	(142)
Components of defined benefit expense recognized in earnings						
Current service cost for benefits earned during the year	(40)	–	(40)	(67)	–	(67)
Interest (expense) income	(74)	59	(15)	(77)	62	(15)
Past service cost, including curtailment gains and settlements [2]	–	–	–	157	–	157
Foreign exchange rate changes and other	(29)	13	(16)	39	(27)	12
Subtotal of components of defined benefit (expense) recovery recognized in earnings	(143)	72	(71)	52	35	87
Remeasurements of the net defined benefit liability recognized in OCI during the year						
Actuarial gain arising from:						
Changes in financial assumptions	(199)	–	(199)	210	–	210
Changes in demographic assumptions	14	–	14	11	–	11
Loss on plan assets (excluding amounts included in net interest)	–	193	193	–	(149)	(149)
Subtotal of remeasurements	(185)	193	8	221	(149)	72
Cash flows						
Contributions by plan participants	(5)	5	–	(6)	6	–
Employer contributions	–	21	21	–	53	53
Benefits paid	86	(86)	–	114	(114)	–
Subtotal of cash flows	81	(60)	21	108	(55)	53
Balance – end of year [3]	(2,044)	1,621	(423)	(1,797)	1,416	(381)
Balance comprised of:						
Non-current assets						
Other assets (Note 18)			25			27
Current liabilities						
Payables and accrued charges (Note 22)			(15)			(13)
Non-current liabilities						
Pension and other post-retirement benefit liabilities			(433)			(395)

1 We acquired Agrium's pension and other post-retirement benefit obligations, representing the fair values at the acquisition date as described in Note 4.

2 In 2018, as part of our continuous assessment of our operations, participation (based on age and years of service) in certain company defined benefit pension and other post-retirement benefit plans was suspended and/or discontinued effective January 1, 2020. As a result, we recognized a Merger-related Defined Benefit Plans Curtailment Gain of $157.

3 Obligations arising from funded and unfunded pension plans are $(1,652) and $(392), respectively (2018 – $(1,466) and $(331)). Other post-retirement benefit plans have no plan assets and are unfunded.

120 Nutrien Annual Report 2019 In millions of US dollars except as otherwise noted

Note 23 Pension and Other Post-Retirement Benefits Continued

Plan Assets

As at December 31, the fair value of plan assets of our defined benefit pension plans, by asset category, were as follows:

	2019			2018		
	Quoted Prices in Active Markets for Identical Assets	Other [1]	Total	Quoted Prices in Active Markets for Identical Assets	Other	Total
Cash and cash equivalents	8	112	120	6	54	60
Equity securities and equity funds						
US	1	571	572	454	65	519
International	35	62	97	175	65	240
Debt securities [2]	–	698	698	187	329	516
International balanced fund	–	112	112	–	97	97
Other	–	22	22	(25)	9	(16)
Total pension plan assets	44	1,577	1,621	797	619	1,416

1 Approximately 60% of the Other plan assets are held in funds whose fair values are estimated as a practical expedient using their net asset value per share. The redemption frequency of these funds is immediate and no notice period is required.

2 Debt securities included US securities of 82 percent (2018 – 52 percent), International securities of 18 percent (2018 – 31 percent) and Mortgage-backed securities of Nil percent (2018 – 17 percent).

Letters of credit secured certain of our Canadian unfunded defined benefit plan liabilities as at December 31, 2019.

We expect to contribute approximately $95 to all pension and post-retirement plans during 2020. Total contributions recognized as expense under all defined contribution plans for 2019 was $88 (2018 – $75).

Note 24 Asset Retirement Obligations and Accrued Environmental Costs

A provision is an estimated liability with uncertainty over the timing or amount that will be paid. The most significant asset retirement and environmental remediation provisions relate to costs to restore potash and phosphate sites to their original, or another specified, condition.

Accounting Policies, Estimates and Judgments

Provisions are:

- measured at the present value of the cash flow expected to be required to settle the obligation; and
- reviewed at the end of each reporting period for any changes, including the discount rate, foreign exchange rate and amount or timing of the underlying cash flows, and adjusted against the carrying amount of the provision and any related asset; otherwise, it is recognized in net earnings.

As a result of the Merger, we recognized contingent liabilities, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the best estimate of the discounted underlying cash flows.

Asset retirement obligations and accrued environmental costs include:

- reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;
- land reclamation and revegetation programs;
- decommissioning of underground and surface operating facilities;
- general cleanup activities aimed at returning the areas to an environmentally acceptable condition; and
- post-closure care and maintenance.

In millions of US dollars except as otherwise noted

Note 24 Asset Retirement Obligations and Accrued Environmental Costs Continued

Estimates for provisions take into account the following:

- most provisions will not be settled for a number of years;
- environmental laws and regulations and interpretations by regulatory authorities could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans; and
- the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements.

We use appropriate technical resources, including outside consultants, to develop specific site closure and post-closure plans in accordance with the requirements of the various jurisdictions in which we operate. Other than certain land reclamation programs, settlement of the obligations is typically correlated with mine life estimates.

Supporting Information

The pre-tax risk-free discount rate, expected cash flow payments and sensitivity to changes in the discount rate on the recorded liability for asset retirement obligations and accrued environmental costs at December 31, 2019 were as follows:

					Discount Rate	
	Risk-Free Rate (%) [1]	Cash Flow Payments (years) [2]	Undiscounted Cash Flows	Discounted Cash Flows	+0.5%	-0.5%
Asset retirement obligations					(81)	87
Retail	2.08 – 2.81	1 – 30	11	10		
Potash	5.00	40 – 442	650 [3]	70		
Phosphate	2.93 – 3.19	1 – 81	853	495		
Corporate and Other [4,5]	1.22 – 6.50	1 – 483	864	675		
Accrued environmental costs					(14)	17
Retail	1.92 – 4.27	1 – 30	77	72		
Corporate and Other	1.47 – 3.02	1 – 28	563	467		

1 Risk-free discount rates reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation.

2 Time frame in which payments are expected to principally occur from December 31, 2019. Changes in years can result from changes to the mine life and/or changes in the rate of tailing volumes.

3 Represents total undiscounted cash flows in the first year of decommissioning. This excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 92 to 401 years.

4 For nitrogen sites, we have not recorded any asset retirement obligations because no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements which can extend the useful lives of our facilities indefinitely.

5 Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 81 years.

Following is a reconciliation of asset retirement obligations and accrued environmental costs:

	Asset Retirement Obligations	Accrued Environmental Costs	Total
Balance – December 31, 2018	1,295	534	1,829
Recorded in earnings	39	17	56
Capitalized to property, plant and equipment	5	–	5
Settled during the year	(103)	(16)	(119)
Foreign currency translation and other	18	9	27
Balance – December 31, 2019	1,254	544	1,798
Balance – December 31, 2019 comprised of:			
Current liabilities			
Payables and accrued charges (Note 22)	123	25	148
Non-current liabilities			
Asset retirement obligations and accrued environmental costs	1,131	519	1,650

In millions of US dollars except as otherwise noted

Note 24 Asset Retirement Obligations and Accrued Environmental Costs Continued

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, closure and post-closure obligations through our subsidiaries, PCS Phosphate Company, Inc. in White Springs, Florida and PCS Nitrogen Inc. in Geismar, Louisiana pursuant to the financial assurance regulatory requirements in those states. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

Note 25 Share Capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued

	Number of Common Shares	Share Capital
Balance – December 31, 2018	608,535,477	16,740
Issued under option plans and share-settled plans	474,655	23
Repurchased	(36,067,323)	(992)
Balance – December 31, 2019	572,942,809	15,771

Share repurchase programs

	Board of Directors Approval	Expiry	Maximum Shares for Repurchase
2018 Normal Course Issuer Bid [1]	February 20, 2018	February 22, 2019	50,363,686
2019 Normal Course Issuer Bid [2]	February 20, 2019	February 26, 2020	42,164,420

1 On December 14, 2018, the normal course issuer bid was increased to permit the repurchase of up to approximately 8 percent of our outstanding common shares for cancellation.

2 On December 2, 2019, the normal course issuer bid was increased to permit the repurchase of up to 7 percent of our outstanding common shares for cancellation. Purchases of common shares can expire earlier than the date above if the maximum number of common shares allowable is acquired earlier or we otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

The following table summarizes our share repurchases:

	2019	2018
Common shares repurchased for cancellation	36,067,323	36,332,197
Average price per share	52.07	50.97
Total cost	1,878	1,852

As of February 19, 2020, an additional 2,214,780 common shares were repurchased for cancellation at a cost of $95 and an average price per share of $42.84.

Dividends declared

Dividends declared for the years ended December 31 were as follows:

	2019		2018
Declared	Per Share	Declared	Per Share
May 10, 2019	0.43	February 20, 2018	0.40
July 30, 2019	0.45	May 23, 2018	0.40
December 13, 2019	0.45	July 19, 2018	0.40
		November 5, 2018	0.43
		December 14, 2018	0.43
	1.33		2.06

Subsequent to year-end, our Board of Directors declared a quarterly dividend of $0.45 per share payable on April 16, 2020 to shareholders of record on March 31, 2020. The total estimated dividend to be paid is $257.

In millions of US dollars except as otherwise noted Nutrien Annual Report 2019 123

Note 26 Capital Management

The objective of our capital allocation policy is to balance the return of capital to our shareholders, improvements in the efficiency of our existing assets, and delivery on our growth opportunities, while maintaining a strong balance sheet and flexible capital structure to optimize the cost of capital at an acceptable level of risk. Our goal is to pay a stable and growing dividend with a target payout that represents 40 to 60 percent of free cash flow after sustaining capital through the agricultural cycle.

We monitor our capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on notes and debentures.

Adjusted net debt and adjusted shareholders' equity are included as components of our capital structure. The calculation of adjusted net debt, adjusted shareholders' equity and adjusted capital are set out in the following table:

	2019	2018
Short-term debt	976	629
Current portion of long-term debt	502	995
Current portion of lease liabilities	214	8
Long-term debt	8,553	7,579
Lease liabilities	859	12
Total debt	11,104	9,223
Cash and cash equivalents	(671)	(2,314)
Net debt	10,433	6,909
Unamortized fair value adjustments	(424)	(444)
Adjusted net debt	10,009	6,465
Total shareholders' equity	22,869	24,425
Accumulated other comprehensive loss	251	291
Adjusted shareholders' equity	23,120	24,716
Adjusted capital	33,129	31,181

We monitor the following ratios:

	2019	2018
Adjusted net debt to adjusted EBITDA	2.5	1.6
Adjusted EBITDA to adjusted finance costs	8.0	8.1
Adjusted net debt to adjusted capital (%)	30.2	20.7

Adjusted Net Debt and Adjusted Net Debt to Adjusted EBITDA

As at December 31
($ billions)   (ratio)



Adjusted Net Debt to Adjusted Capital

As at December 31
(%)



Note 26 Capital Management Continued

Other components of ratios above are calculated as follows:

	2019	2018
Net earnings (loss) from continuing operations	992	(31)
Finance costs	554	538
Income tax expense (recovery)	316	(93)
Depreciation and amortization	1,799	1,592
EBITDA	3,661	2,006
Impairment of assets	120	1,809
Merger and related costs	82	170
Acquisition and integration related costs	16	–
Share-based compensation	104	116
Foreign exchange loss (gain), net of derivatives	42	(10)
Defined Benefit Plans Curtailment Gain	–	(157)
Adjusted EBITDA	4,025	3,934

	2019	2018
Finance costs	554	538
Unwinding of discount on asset retirement obligations	(54)	(51)
Borrowing costs capitalized to property, plant and equipment	18	12
Interest on net defined benefit pension and other post-retirement plan obligations	(15)	(15)
Adjusted finance costs	503	484

We maintain a base shelf prospectus, which permits issuance through April 2020 in Canada and the US, of common shares, debt, and other securities up to $11,000. Issuance of securities under the base shelf prospectus requires filing a prospectus supplement and is subject to the availability of funding in capital markets. During the year ended December 31, 2019, we filed a prospectus supplement to issue $1,500 of notes, as discussed in Note 20.

Note 27 Commitments

A commitment is a legally binding and enforceable agreement to purchase goods or services in the future. The amounts below reflect our commitments based on current expected contract prices.

Refer to Note 31 for details pertaining to the impact of the adoption of IFRS 16 in 2019 and Note 15 for the discussion related to the accounting policies, estimates and judgments.

Supporting Information

Minimum future commitments under these contractual arrangements were as follows at December 31, 2019:

	Lease Liabilities [1]	Long-Term Debt [1]	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	249	894	877	43	118	2,181
1 to 3 years	364	1,268	766	7	137	2,542
3 to 5 years	234	1,923	438	–	58	2,653
Over 5 years	455	10,307	209	–	124	11,095
Total	1,302	14,392	2,290	50	437	18,471

[1] Includes principal portion and estimated interest.

In millions of US dollars except as otherwise noted

Note 27 Commitments Continued

Purchase Commitments

In 2018, we entered into a new long-term natural gas purchase agreement in Trinidad, that began January 1, 2019 and is set to expire December 31, 2023. The contract provides for prices that vary primarily with ammonia market prices, and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

Profertil has long-term gas contracts denominated in US dollars which expire in 2021, which account for virtually all of Profertil's gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.

The Carseland facility has a power co-generation agreement, expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the foregoing table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations ("CPO"), we entered into long-term strategic supply and offtake agreements which extend to 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of CPO and purchase 100 percent of the monoammonium phosphate ("MAP") product produced at CPO. The MAP production is estimated at 330,000 tonnes per year.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, throughput and various rail and vessel freight contracts, the latest of which expires in 2026, and mineral lease commitments, the latest of which expires in 2038.

Note 28 Guarantees

Accounting Policies

Guarantees are not recognized in the consolidated balance sheets, but are disclosed and include contracts or indemnifications that contingently require us to make payments to the guaranteed party based on:

- changes in the underlying contract or indemnification;
- another entity's failure to perform under an agreement; and
- failure of a third party to pay its indebtedness when due.

Supporting Information

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts and leasing transactions. The terms of these indemnification agreements

- may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;
- will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties; and
- have not historically resulted in any significant payments by Nutrien and, as at December 31, 2019, no amounts have been accrued in the consolidated financial statements (except for accruals relating to the underlying potential liabilities).

We directly guarantee certain commitments of our investee (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

126 Nutrien Annual Report 2019 In millions of US dollars except as otherwise noted

Note 29 Related Party Transactions

We transact with a number of related parties, the most significant being with our associates and joint ventures, key management personnel and post-employment benefit plans.

Supporting Information

Sale of Goods

We sell potash from our Canadian mines for use outside Canada and the US exclusively to Canpotex. Sales are at prevailing market prices and are settled on normal trade terms. Sales to Canpotex for the year ended December 31, 2019 were $1,625 (2018 – $1,657). Canpotex's proportionate sales volumes by geographic area are shown in Note 3.

The receivable outstanding from Canpotex is shown in Note 13 and arose from sale transactions described above. It is unsecured and bears no interest. There are no provisions held against this receivable.

Receivables from equity holders of our equity-accounted investees

For certain equity holders of our other equity-accounted investees, we have provided loans which have an outstanding balance at December 31, 2019 of $1 (2018 – $Nil). There are no provisions held against these receivables.

Key Management Personnel Compensation

Compensation to key management personnel was comprised of:

	2019	2018
Salaries and other short-term benefits	15	19
Share-based compensation	31	53
Post-employment benefits	3	3
Termination benefits	12	23
	61	98

Transactions with Post-Employment Benefit Plans

Disclosures related to our post-employment benefit plans are shown in Note 23.

Note 30 Contingencies and Other Matters

Contingent liabilities, which are not recognized in the consolidated financial statements but may be disclosed, are possible obligations as a result of uncertain future events outside of our control, or present obligations not recognized because the amount cannot be sufficiently measured or payment is not probable.

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

- prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);
- determination of whether recognition or disclosure in the consolidated financial statements is required; and
- estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

In millions of US dollars except as otherwise noted

Note 30 Contingencies and Other Matters Continued

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder's productive capacity. Through December 31, 2019, there were no such operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability.

Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 24.

Environmental Remediation

We have established provisions for environmental site assessment and/or remediation matters to the extent that expenses associated with those matters we consider likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Legal matters with significant uncertainties include the following:

- The United States Environmental Protection Agency ("US EPA") has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act ("RCRA"). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. ("Nu-West"), a wholly owned subsidiary of Agrium, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. All of these facilities received US EPA notices of violation ("NOVs") that remain outstanding for alleged violations of RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. All of the facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters. Due to the nature of the allegations, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and, 5) addressing findings resulting from RCRA section 3013 site investigations undertaken voluntarily in response to the NOVs.
- In August 2015, the US EPA finalized amendments to the hazardous air pollutant emission standards for phosphoric acid manufacturing and phosphate fertilizer production ("Final Rule"). Required emissions testing at our Aurora facility in 2016 indicated alleged exceedances of the mercury emission limits that were established by the Final Rule. We have communicated with the relevant agencies about this issue and petitioned the US EPA to reconsider the mercury emission limits. The facility also entered into an agreed order with the North Carolina Department of Environmental Quality in November 2016 to resolve the alleged mercury exceedances and provide a plan and schedule for evaluating alternative compliance strategies. Given the pending legal issues and our evaluation of alternative compliance strategies, the resulting cost of compliance with the various provisions of the Final Rule cannot be predicted with reasonable certainty at this time.
- We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution ("INDC") toward the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

In millions of US dollars except as otherwise noted

Note 30 Contingencies and Other Matters Continued

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Note 31 Accounting Policies, Estimates and Judgments

Accounting Policies, Estimates and Judgments

The following table discusses the significant accounting policies, estimates, judgments and assumptions, in addition to those disclosed elsewhere in these consolidated financial statements, that we have adopted and made and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Topic	Accounting Policies	Accounting Estimates and Judgments
Principles of Consolidation	These consolidated financial statements include the accounts of the Company and entities we control. We have control if we have: • power over the investee to direct its relevant activities; • exposure, or rights, to variable returns from involvement with the investee; and • the ability to use our power over the investee to affect the amount of our returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether we control another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.	Judgment involves: • assessing control, including if we have the power to direct the relevant activities of the investee; and • determining the relevant activities and the party that controls them. Consideration is given to: • voting rights; • the relative size and dispersion of the voting rights held by other shareholders; • the extent of participation by those shareholders in appointing key management personnel or board members; • the right to direct the investee to enter into transactions for our benefit; and • the exposure, or rights, to variability of returns from the Company's involvement with the investee.

Note 31 Accounting Policies, Estimates and Judgments Continued

Topic	Accounting Policies		Accounting Estimates and Judgments
Principles of Consolidation (continued)	Principal (wholly owned) Operating Subsidiaries:	Location	Principal Activity
	Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrient products and corporate functions
	Agrium Inc.	Canada	Manufacturer and distributor of crop nutrients and corporate functions
	Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
	Agrium Potash Ltd.	Canada	Manufacturer and distributor of crop nutrients
	Agrium U.S. Inc.	United States	Manufacturer and distributor of crop nutrients
	Cominco Fertilizer Partnership	United States	Manufacturer and distributor of crop nutrients
	Landmark Operations Ltd.	Australia	Crop input retailer
	Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
	Nutrien Ag Solutions, Inc.	United States	Crop input retailer
	PCS Nitrogen Fertilizer, LP	United States	Production of nitrogen products in the United States
	PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad
	PCS Phosphate Company, Inc.	United States	Mining and/or processing of phosphate products
	Phosphate Holding Company, Inc.	United States	Mining and/or processing of phosphate products and production of nitrogen products in the United States
	Intercompany balances and transactions are eliminated on consolidation.		
Long-Lived Asset Impairment	To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level). At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets (including property, plant and equipment, and investments) to be held and used and our identifiable intangible assets and goodwill. When such indicators exist, impairment testing is performed. Regardless, goodwill is tested at least annually (in the fourth quarter). Where impairment indicators exist for the asset or CGU: • the recoverable amount is estimated (the higher of FVLCD and value in use); • to assess value in use, the estimated future cash flows are discounted to their present value (using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which the estimates of future cash flows have not been adjusted); • the impairment loss is the amount by which the carrying amount exceeds its recoverable amount; and		Estimates and judgment involves: • identifying the appropriate asset or CGU; • determining the appropriate discount rate for assessing the recoverable amount; and • making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs. We cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements. Impairments were recognized during 2019 and 2018 as shown in Note 15 and Note 16. At December 31, 2019, we reviewed our Phosphate CGUs for impairment triggers. For our Aurora CGU, we used judgment in assessing possible indicators of impairment including expected mine life, supply and demand variables and expected benchmark prices. Based on our assessment, there were no impairment triggers. For our White Springs CGU, we identified an impairment trigger due to deteriorating price expectations and the expected remaining mine life. We completed an impairment analysis and determined that there was no impairment in excess of the $250 impairment loss previously recorded at December 31, 2017.

Note 31 Accounting Policies, Estimates and Judgments Continued

Topic	Accounting Policies	Accounting Estimates and Judgments
Long-Lived Asset Impairment (continued)	• the impairment loss is allocated first to reduce the carrying amount of any related goodwill and then pro rata to each asset in the unit (on the basis of the carrying amount). Non-financial assets, other than goodwill, that previously suffered an impairment loss are reviewed at each reporting date for possible reversal of the impairment.	The following table highlights for White Springs CGU sensitivities to the recoverable amount which could result in additional impairment losses or reversals of previously recorded losses:

Key Assumptions	Potential Change (percent)	Increase (Decrease) to Recoverable Amount
Sales prices	±1.0	±20
Forecasted EBITDA over forecast period	±5.0	±20
Discount rate	±0.5	±10

Topic	Accounting Policies	Accounting Estimates and Judgments
Fair Value Measurements	Fair value measurements are categorized into levels based on the degree to which inputs are observable and their significance: • Level 1 – Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities). • Level 2 – Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability). • Level 3 – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement.	Fair value estimates: • are at a point-in-time and may change in subsequent reporting periods due to market conditions or other factors; • can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and • may require assumptions about costs/prices over time, discount and inflation rates, defaults and other relevant variables. Determination of the level hierarchy is based on our assessment of the lowest level input that is significant to the fair value measurement and is subject to estimation and judgment.
Restructuring Charges	Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring charges. Incremental costs for employee termination, contract termination and other exit costs are recognized as a liability and an expense when: • a detailed formal plan for restructuring has been demonstrably committed to; • withdrawal is without realistic possibility; and • a reliable estimate can be made.	Restructuring activities are complex, can take several months to complete and usually involve reassessing estimates throughout the process.
Foreign Currency Transactions	Items included in our consolidated financial statements and those of our subsidiaries are measured using the currency of the primary economic environment in which the individual entity operates (the "functional currency").	The consolidated financial statements are presented in US dollars, which was determined to be the functional currency of the Company and the majority of our subsidiaries. In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

Note 31 Accounting Policies, Estimates and Judgments Continued

Topic	Accounting Policies	Accounting Estimates and Judgments
Foreign Currency Transactions (continued)	Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of earnings within other expenses, as applicable, in the period in which they arise. Translation differences from non-monetary assets and liabilities carried at fair value are recognized changes in fair value. Translation differences on non-monetary financial assets such as investments in equity securities classified as FVTOCI are included in OCI. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date of the transaction is available and it is apparent that such rate is a more suitable measurement.	

Standards, Amendments and Interpretations Effective and Applied

The International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRIC") have issued certain standards and amendments or interpretations to existing standards that were effective and we have applied. The standards disclosed below had a material impact or disclosure impact on our consolidated financial statements.

Standard	Description	Impact
IFRS 16, Leases	Issued to supersede IAS 17 and related standards, we are required to apply a new model for lessee accounting under which all leases will be recorded as a ROU asset on the balance sheet and a corresponding lease liability. Lease costs will be recognized in the income statement over the lease term as depreciation of the ROU asset and finance charges on the lease liability. ROU assets represent the right to use an asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from a lease. ROU assets and liabilities are recognized at commencement of a lease based on the present value of lease payments over the lease term. The standard requires capitalizing the lease payments and expected residual value guarantees over the initial non-cancellable period plus periods covered by renewal, purchase and termination options where such are reasonably certain of exercise. The standard requires capitalization using the interest rate implicit in the lease at commencement, or if the implicit rate is not available, an incremental borrowing rate, adjusted for term, security, asset value, and the borrower's economic environment.	We adopted IFRS 16 effective January 1, 2019, using the modified retrospective method, which in our case resulted in prospective application as there was no impact to opening retained earnings on transition. Under this method of adoption, we measured the ROU asset equal to the lease liability and used our incremental borrowing rate to determine the present value of future lease payments. We have chosen to apply practical expedients, including the use of a single discount rate for a portfolio of leases with reasonably similar characteristics, reliance on previous assessments as to whether lease contracts are onerous, exclusion of initial direct costs in measuring ROU assets at the date of initial application, the election not to separate non-lease components and instead to account for lease and non-lease components as a single arrangement, recognition exemptions for short-term and low-value leases, use of hindsight in assessing lease terms and grandfathering of the lease definition on transition. Until January 1, 2019, substantially all of our leases were classified as operating leases under IAS 17, "Leases", with payments expensed on a straight-line basis over the lease term.

In millions of US dollars except as otherwise noted

Note 31 Accounting Policies, Estimates and Judgments Continued

IFRS 16, Leases (continued)

The following table summarizes the impact of adopting IFRS 16 on the consolidated financial statements:

	December 31, 2018	IFRS 16 Adjustment	January 1, 2019
Property, plant and equipment – ROU assets [1]	46	1,059	1,105
Lease liabilities, including current portion	20	1,059	1,079
Undiscounted operating lease commitments at December 31, 2018			1,087
Operating lease commitments that did not qualify as leases under IFRS 16			(150)
Extension options reasonably certain to be exercised			297
Effect of discounting using the incremental borrowing rate at January 1, 2019 [2]			(175)
Discounted operating lease commitments at January 1, 2019 [2]			1,059
Finance lease liabilities at December 31, 2018			20
Total lease liabilities at January 1, 2019			1,079

1 Balances as at December 31, 2018 reflect finance leases that were included in property, plant and equipment.

2 When measuring lease liabilities, we discounted lease payments using our incremental borrowing rate at January 1, 2019. The weighted average rate applied was 3.52 percent.

Refer to Note 15 and Note 21 for additional information relating the adoption of IFRS 16.

We have adopted the following amended standards and interpretations with no material impact on our consolidated financial statements:

- IFRIC 23, Uncertainty Over Income Tax Treatments
- Amendments to IAS 28, Long-term Interests in Associates and Joint Ventures
- Amendments to IAS 19, Employee Benefits
- Amendments to IFRS 3, Business Combinations
- Amendments to IAS 12, Income Taxes
- Amendments to IAS 23, Borrowing Costs

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2019. The following amended standards are not expected to have a material impact on our consolidated financial statements:

- Conceptual Framework for Financial Reporting
- Amendments to IAS 1 and IAS 8, Definition of Material
- Amendments to IFRS 3, Business Combinations, Definition of a business

The following amended standards and interpretations are being reviewed to determine the potential impact on our consolidated financial statements:

- IFRS 17, Insurance Contracts

In millions of US dollars except as otherwise noted